As filed with the Securities and Exchange Commission on August 31, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIKOHN GAMING CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	3990	88-0218876
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

920 Pilot Road
Las Vegas, Nevada 89119
(702) 896-3890
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Russel H. McMeekin
President and Chief Executive Officer
Mikohn Gaming Corporation
d/b/a Progressive Gaming International Corporation
920 Pilot Road
Las Vegas, Nevada 89119
(702) 896-3890
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven M. Przesmicki Cooley Godward LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Rick C. Madden Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
        If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐
        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(1)(2)	Fee

Common Stock, par value $.10 per share (including the associated Preferred Stock Purchase Rights)	6,516,385 Shares	$12.16	$79,239,242	$9,326.46

(1)	Includes 849,963 shares, which may be sold upon exercise of the underwriters’ over-allotment option.

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low sales prices of the registrant’s common stock on the Nasdaq National Market on August 26, 2005.
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 31, 2005
5,666,422 Shares
Common Stock
$               per share
Mikohn Gaming Corporation, doing business as Progressive Gaming International Corporation, is offering 5,500,000 shares and the selling stockholders identified in this prospectus are offering 166,422 shares of common stock.
Our common stock is listed on the Nasdaq National Market under the symbol “PGIC.” On August 26, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $12.69 per share.
Investing in the common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to us
Proceeds to the selling stockholders
We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 849,963 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

Merriman Curhan Ford & Co.

ThinkEquity Partners LLC
The date of this prospectus is                     , 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the dates referenced in this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
In this prospectus “we,” “us,” “our,” and “Progressive” refer to Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, and its subsidiaries, unless explicitly noted otherwise.

Industry and market data used throughout this prospectus is based on independent industry publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources and cannot guarantee their accuracy or completeness.
We own or have certain rights to use certain trademarks or tradenames that we use in conjunction with the sale or distribution of our products, including, without limitation, each of the following: PitTrak™, Wink’s Survey of America™, Clue®, TableLink®, Tre’ Card Stud (design)®, Ripley’s Believe It or Not!®, CasinoLink®, MoneyTime®, Progressive Blackjack®, Garfield®, Caribbean Stud®, Texas Hold’em Bonus™ Poker, Caribbean Draw®, Trivial Pursuit®, Think Big®, TableMAX®, KISS® Rock and Roll All Night, and Dick Clark® Rock, Roll and Remember. This prospectus, including the documents incorporated by reference herein, contains trademarks and tradenames of other companies, and those trademarks and tradenames are the property of their respective owners.

Prospectus Summary
This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the shares and it is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in or incorporated by reference in this prospectus. You should read the entire prospectus carefully, especially the section entitled “Risk Factors,” before deciding to invest in shares of our common stock.
The Company
Overview
We develop, acquire and distribute leading table and slot game content as well as software products to meet the needs of gaming operators worldwide. Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience and generate greater revenues for our customers than other games available in the market. Under the umbrella of CasinoLink Enterprise Edition — Modular Casino Management System, or CasinoLink Enterprise, we also offer a modular, comprehensive and fully integrated suite of software products that enable casinos to track the wagers placed by both table and slot players as well as accurately account for the performance of each table and slot game. Our customers utilize this data to increase the productivity of their marketing programs and enhance the security of each game, which in turn increases their operating efficiency and profitability. With CasinoLink Enterprise, gaming operators can also implement their own progressive jackpots and bonusing to increase the appeal of games through the opportunity to win larger prizes and to provide real-time marketing at each game station. In developing these products, we rely on our 65-person team of engineers and designers, as well as strategic acquisitions and alliances and licensing agreements. Our products have been installed in gaming facilities worldwide, including in the United States, Canada, Australia, Europe, Asia, South Africa and Latin America.
Table and Slot Games
We have a library of proprietary poker and blackjack derivative table game content that features well-recognized brands, secondary bets and progressive jackpots to enhance player appeal. Our Caribbean Stud franchise is one of the most popular proprietary table games in the world. With the increasing popularity of poker, we recently introduced our first Texas Hold’em Bonus Poker game. Based upon the initial success of this game, we believe the installed base can increase significantly from the approximately 100 games placed as of July 31, 2005 to a level comparable to that achieved by Caribbean Stud. Our Texas Hold’em Bonus Poker game is currently approved in 11 jurisdictions and has been approved for field trials in five jurisdictions in North America. We expect approval for this game in all major jurisdictions, including Nevada, in 2005.
Our slot game library includes licensed branded games based upon the popular Ripley’s Believe It or Not!, Clue, Dick Clark Rock, Roll and Remember, Trivial Pursuit and Garfield brands, as well as non-branded games and large oversized video poker and slot machines. As of June 30, 2005, we had 3,820 revenue-producing slot games installed. To access leading technology and enhance our operating margins, we have entered into strategic alliances with International Game Technology, or IGT, and Bally Gaming and Systems, a wholly-owned business unit of Alliance Gaming Corporation, to place our proprietary game content on their slot games and technology.
We lease our table and slot games and license our content to customers in exchange for recurring revenues consisting of (i) fixed periodic fees, (ii) a percentage of the “net win” (“net win” produced by a gaming device is defined as the gross revenue minus all jackpots, payouts and any approved claims) of the gaming devices for our more popular titles or (iii) license fees for any proprietary slot game content provided to third parties for use on their game hardware. We also receive one-time license fees for our table and slot game content.

Management and Progressive Jackpot Software Systems
We market our suite of software systems under the CasinoLink Enterprise umbrella. Due to the modular design of our systems, our customers can elect to integrate a combination of features or an individual feature into their casinos with minimal disruption and limited compatibility issues with their existing back-end systems. The various modules of our system are summarized in the following chart:

Table Management Modules
Our flagship modules, under the TableLink brand, are available in three tiers. TableLink Player Tracking, or PT, is the base product, which allows dealers to input a player’s time and average bets at the tables after the player identification card is scanned by the magnetic card reader. With TableLink Chip Tracking, or CT, manual inputs to track wagers are eliminated by utilizing sensors that automatically scan chips enabled with radio frequency identification, or RFID, technology. This real-time data enables our customers to increase casino patron loyalty by more accurately assigning player ratings and more effectively directing complimentary benefits. It also enables our customers to detect counterfeit chips and allows them to redirect supervisory time from administrative to customer relationship tasks. In June 2005, we entered into a worldwide license agreement with Magellan Technology Pty, Ltd. of Australia, or Magellan, for the exclusive rights to its next-generation 13.56-megahertz RFID technology. Our internal testing indicates this technology will significantly increase the speed of chip recognition over the 125-kilohertz technology used in previous versions of TableLink. For example, our internal results show that TableLink CT is now capable of reading 100 RFID casino chips in approximately 0.2 seconds. The final tier, TableLink Game Tracking, or GT, utilizes image-based recognition, or IBR, optical card-reading shoes to track cards as they are dealt, which allows the monitoring of player betting patterns and recording of game results. This feature enables our customers to better understand the skill level of their patrons, minimize dealer mistakes and detect card-counting and cheating. As of June 30, 2005, our table management systems were installed in over 40 casinos in North America, Australia, Europe and South Africa, with an installed base of approximately 1,700 tables, of which approximately 20% use RFID technology to track and measure wagers. We believe that the adoption of RFID technology will increase significantly with the implementation of Magellan’s technology.
In an effort to create a leading end-to-end table management solution, in June 2005, we entered into initial strategic agreements with IGT and Shuffle Master, Inc., or Shuffle Master, to create a comprehensive “intelligent table system,” or ITS. Under the agreements, this system will be based on our TableLink CT module, complemented by IGT’s table management systems and Shuffle Master’s automatic shufflers, IBR optical card reading shoes and other accessories. As a part of this alliance, IGT will also be responsible for selling and distributing the ITS suite of products.

Slot Management Modules
The CasinoLink Player Tracking module tracks slot player activity and provides our customers with benefits similar to our TableLink module. Our CasinoLink Slot Management module then integrates the data gathered by these modules to provide our customers with the ability to perform key managerial functions such as determining the optimal game mix by accounting for the associated revenues and expenses for each game. As of June 30, 2005, our slot monitoring systems have been installed in more than 150 gaming sites worldwide, monitoring approximately 47,900 gaming machines.

Central Server-Based Gaming Modules
We are currently developing a suite of centrally managed server-based gaming modules that include CasinoLink Game Station, CasinoLink Sports Station and CasinoLink Rapid Bet. The CasinoLink Game Station, or Game Station, module will allow patrons to enjoy a variety of software-based casino games, ranging from slot games to Keno, while sitting at the same gaming machine. To enhance profitability, casino operators will be able to select the game mix and denominations across the casino floor on a real-time basis. The CasinoLink Sports Station, or Sports Station, and CasinoLink Rapid Bet, or Rapid Bet, modules will allow patrons to engage in sports wagering activities, using thin client technology, directly from a gaming machine or a remote device, including traditional game outcome wagers, bet-by-event / play wagering, and simulated sports betting. We believe the utilization of our central server-based gaming modules will allow gaming operators to minimize game replacement costs, offer greater convenience to patrons and increase flexibility to reconfigure the game mix. To expedite our central server-based development efforts, we signed a definitive agreement to acquire VirtGame Corp., or VirtGame, a gaming software developer primarily focused on central server-based slot games and centrally managed sports betting, in February 2005. We expect to integrate VirtGame’s technologies into our CasinoLink Enterprise architecture to support what we expect will be an eventual shift from traditional, stand-alone slot games to central server-based gaming.

CasinoLink Jackpot Station Module
Our CasinoLink Jackpot Station module, or CJS, allows our customers to bring a multi-site, multi-level bonusing and jackpot system in-house and links both slot machines and table games to one or more progressive jackpots. This module is compatible with our customers’ existing casino management systems and permits them to adjust the jackpot frequencies and levels in order to increase repeat visits by patrons. Our customers can utilize the CJS module to deliver bonuses and other promotions directly to players at the point and time of play. While bonus amounts are typically lower than the top progressive payout for the game, the frequency is higher and does not require a winning combination.

WagerLink Cashless Module
Our WagerLink Cashless module is a cashless gaming product that supports our three main product modules. It is currently being developed to offer electronic funds wagering for our CasinoLink and TableLink modules. This module will also be designed to offer cashless wagering for our central server-based gaming modules as well. The end product is expected to offer seamless cashless transactions for each gaming module managed within the CasinoLink Enterprise product suite. We expect to receive approvals in all major jurisdictions for the WagerLink Cashless module in 2006.
Research & Development
We have 65 employees in our research and development department who have significant experience in software and content design and development. Our current emphasis in research and development is on developing new technologies to expand and improve CasinoLink Enterprise’s functionalities and developing new game content to refresh and grow our installed base of gaming devices. In particular, we have acquired either full ownership or license rights to over 40 patents in the area of RFID technology and related table games system management over the last five years. This intellectual property portfolio is expected to continue to evolve as we look towards the next generation of RFID technology’s use within table games system management.
Industry Overview
In North America, gaming revenues have increased from approximately $43.3 billion in 2001 to $54.1 billion in 2004, representing a 7.7% compound annual growth rate, based on estimates provided by Casino City Press. Such figures include gaming revenues from commercial casinos, Native American casinos and card rooms and exclude gaming revenues from cruise ships, sports books, pari-mutuel wagering, charity bingos and lotteries. We believe the continued growth in the gaming industry will help drive an increase in demand for gaming products. In 2004, there were approximately 49,000 table games and 1,980,000 gaming machines installed worldwide, of which an estimated 25,600 table games and 850,000 gaming machines were in operation in North America.
We believe consumer demand in the gaming industry has been, and continues to be, driven by several trends, including:

•	rising social acceptability and popularity of gaming as a leisure activity;

•	improvement in the breadth and quality of gaming offerings;

•	legalization of gaming in several U.S. states;

•	proliferation of Native American casino gaming; and

•	international expansion.
Growth Strategies
We aim to be the leading developer and supplier of content and technology-based gaming products. To improve productivity and profitability, we focus our resources on developing, marketing and distributing higher growth and higher margin products that generate revenues on a recurring basis. To achieve our objective, we have adopted the following key strategies for growth:

•	Increase focus on commercializing our TableLink modules. Our TableLink modules, with state-of-the-art RFID technology licensed through Magellan, brings to the table games sector the benefits of accurate and automated data collection and player tracking previously seen only in the slot games sector. We believe the enhanced performance of chip tracking, coupled with decreasing costs to manufacture RFID-enabled chips, will accelerate the adoption of our table management products across the approximately 49,000 table games worldwide. To increase its marketability, we intend to also market our TableLink modules as a part of ITS. As a part of this alliance, IGT will also be responsible for selling and distributing the ITS suite of products.

•	Strengthen our leading proprietary table game franchise. We intend to leverage our Caribbean Stud franchise by continually introducing newer versions of this game to maintain and grow its market share. For example, upon receipt of regulatory approval, we intend to launch Caribbean Stud — Diamond Edition, which incorporates our patented progressive betting feature. Additionally, we believe Texas Hold’em Bonus Poker will be our next significant table game franchise. We anticipate the installed base of this game to grow as it continues to receive regulatory approvals in key jurisdictions in North America, such as Nevada.

•	Market our systems under the CasinoLink Enterprise umbrella. Although our systems are capable of operating independently of one another, we believe utilizing multiple modules of CasinoLink Enterprise together will enhance the system’s functionality. For example, CJS enables our customers to implement their own multi-site, multi-level progressive jackpot systems in a cost-effective manner. When combined with our table and slot management modules, CJS can create progressive jackpots across the entire casino floor. We intend to highlight such value propositions in marketing the CasinoLink Enterprise products.

•	Complete the development of our central server-based gaming modules. We are currently developing a suite of central server-based gaming modules to support what we expect will be an eventual shift towards central server-based gaming. Upon completion and approval, we will market the Game Station, Sports Station and Rapid Bet modules as part of CasinoLink Enterprise. We intend to acquire VirtGame and utilize its technologies to expedite our central server-based development efforts. To showcase the capabilities of central server-based gaming at the Global Gaming Expo in September 2005, we are currently developing approximately 35 slot games for use under the Game Station architecture.

•	Continue expanding our strategic alliances. Our strategic alliances have allowed us to access key intellectual property and technology assets in developing our products. We obtained exclusive rights to next-generation RFID technology through our Magellan license agreement. We also obtained access to leading gaming machine hardware platforms through our alliances with IGT and Bally Gaming. We intend to continue entering into strategic alliances in our efforts to provide leading technology and content products to our customers.
Recent Developments
In June 2005, we entered into a worldwide exclusive license with Magellan. We licensed, on an exclusive basis, for the life of the subject patents, Magellan’s rights to its RFID reader, tag and related intellectual property for any gaming applications. We also intend to purchase a minority equity stake in Magellan.
In June 2005, we also entered into initial strategic agreements with IGT and Shuffle Master to create the ITS product. In addition, we agreed to issue to IGT up to $40 million of our 6% senior subordinated convertible notes, which would be convertible into a maximum of approximately 3.3 million shares of our common stock. IGT will be required to inform us of their decision to exercise this option within five business days of receipt of our notice, which will be no later than February 28, 2006. If we do not permit IGT to acquire the notes, IGT will have the right to terminate the strategic agreement with us. We are working towards definitive agreements relating to the investment and the development and sale of the ITS, but can provide no assurances as to when such agreements will be entered into or if such agreements will be entered into at all.
We signed a definitive agreement in February 2005 to acquire VirtGame. Under the terms of the definitive agreement, we have agreed to issue up to 2 million shares of our common stock, subject to adjustment, in exchange for all of the outstanding shares of VirtGame’s common and preferred stock, as well as shares issuable in the future upon the exercise of VirtGame options and warrants. VirtGame’s stockholder meeting to approve the acquisition is scheduled to be held on September 13, 2005, with regulatory review expected shortly thereafter.
During the second quarter of 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to leverage our existing installed base and transition from the existing model to slot games delivered in a central server-based environment.
During the second quarter of 2005, our bank credit facility was assumed by CapitalSource Finance LLC, or CapSource. The credit facility has been extended through September 30, 2005. We are in the process of amending and restating the credit facility for a new three-year term.
Corporate Information
Mikohn Gaming Corporation is incorporated in Nevada, and our principal executive offices are located at 920 Pilot Road, Las Vegas, Nevada 89119. Our telephone number is (702) 896-3890 and website address is www.progressivegaming.net. Information contained in, or accessible through, our website does not constitute part of this prospectus.

The Offering

Common stock offered by Progressive	5,500,000 shares

Common stock offered by the selling stockholders	166,422 shares

Common stock to be outstanding after the offering	30,042,643 shares

Use of Proceeds	We intend to use the net proceeds from this offering to fund the redemption of up to $65 million in face value of our 11.875% Senior Secured Notes due 2008, fund strategic developments and acquisitions, provide working capital and for other general corporate purposes. The amount of net proceeds from this offering used to repay indebtedness will be dependent upon the amount IGT invests in us. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	PGIC
The number of shares of common stock shown above is based on upon 24,403,580 shares of common stock outstanding as of June 30, 2005. This number is as of June 30, 2005 and excludes the following:

•	3,281,378 shares of common stock, the maximum number of shares that are issuable upon conversion of up to $40 million of our 6% senior subordinated convertible notes, which we agreed to issue to IGT;

•	2,845,063 shares of common stock that were issuable upon the exercise of employee stock options outstanding at a weighted average exercise price of $6.28 per share;

•	1,875,189 shares of common stock that were issuable upon the exercise of warrants outstanding at a weighted average exercise price of $6.475 per share; and

•	999,397 shares of common stock that are reserved for future grant or issuance under our 2005 Stock Incentive Plan and our Director Option Plan, as amended.
Unless otherwise stated, information in this prospectus assumes no exercise of the over-allotment option granted to the underwriters and excludes up to 2,000,000 shares issuable in connection with the VirtGame acquisition.

Summary Consolidated Financial and Other Data
The following summary of consolidated financial data for the three years ended December 31, 2004 are derived from our audited consolidated financial statements, which have been audited by BDO Seidman LLP, registered public accounting firm. The statement of operations data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2005 have been derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of our consolidated financial position and results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. The following summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited historical consolidated financial statements, including introductory paragraphs and related notes to those financial statements, incorporated by reference in this prospectus.

				Six Months Ended
	Year Ended December 31,			June 30,

	2004	2003	2002	2005	2004

				(unaudited)
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Table and slot games	$40,560	$40,932	$50,443	$18,093	$17,171
Product sales(1)	40,763	36,919	49,556	14,362	20,276
Systems	15,051	13,952	9,372	9,744	6,971

Total revenues	96,374	91,803	109,371	42,199	44,418
Gross profit:
Table and slot games	28,561	26,933	31,576	12,078	11,961
Product sales(1)	16,849	11,183	14,572	6,047	8,138
Systems	8,082	6,838	4,632	6,016	3,497

Total gross profit	53,492	44,954	50,780	24,141	23,596
Operating income (loss)	9,683	(10,468)	(19,120)	7,432	1,603
Net income (loss)	$259	$(34,216)	$(37,903)	$2,844	$(3,301)

Net income (loss) per fully-diluted share	$0.01	$(2.33)	$(2.95)	$0.11	$(0.15)

Other Data:
Gross margin
Table and slot games	70.4%	65.8%	62.6%	66.8%	69.7%
Product sales	41.3%	30.3%	29.4%	42.1%	40.1%
Systems	53.7%	49.0%	49.4%	61.7%	50.2%
Total gross margin	55.5%	49.0%	46.4%	57.2%	53.1%

(1)	Effective May 2, 2005, we sold the interior sign division to MSG Acquisitions, LLC. Accordingly, product sales after this date include electronic components only. With the completion of the sale of the interior sign division and as part of its intent to focus the business on game content and technology, we will begin including revenue from the electronics category in the Systems business segment in the second half of 2005. As a result we will no longer report this segment on an ongoing basis.

The following table sets forth certain of our balance sheet data as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the VirtGame acquisition as if it occurred; and

•	on a pro forma as adjusted basis reflecting the receipt by us of the net proceeds from this offering, at an assumed public offering price of $12.50 per share, after deducting the estimated underwriting discount and estimated offering expenses, and after giving effect to the application of the proceeds of this offering, together with our existing cash resources and available credit under our credit facility, for the redemption of up to $65 million in face value of our 11.875% Senior Secured Notes due 2008.
Both pro forma and pro forma as adjusted balance sheet data assume no exercise of the over-allotment option granted to the underwriters and assume that IGT makes no investment in us. We agreed to issue to IGT up to $40 million of our 6% senior subordinated convertible notes, which would be convertible into a maximum of 3,281,378 shares of our common stock. We are required to notify IGT no later than February 28, 2006 that IGT may exercise its option to acquire the notes.

	As of June 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,021	$12,021	$12,021

Indebtedness:
Credit facility	$—	$—	$4,878
11.875% Senior Secured Notes due 2008	63,363	63,363	—
Other	374	374	374

Total indebtedness	$63,737	$63,737	$5,252

Stockholders’ equity	$21,839	$43,583	$99,932

Risk Factors
An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus and the documents incorporated by reference herein before deciding to invest in the shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Business
If we are unable to develop or introduce innovative products that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected.
Our future performance is dependent upon the continued popularity of our existing products and our ability to develop and introduce products that gain market acceptance and satisfy consumer preferences. The popularity of any of our gaming products may decline over time as consumer preferences change or as new, competing products, many incorporating new technology, are introduced by our competitors. If we are unable to develop or market innovative products or systems in the future, or if our current products or systems become obsolete or otherwise noncompetitive, our ability to sustain current revenues from our existing customers or to generate additional revenues from existing or new customers would be adversely affected, which, in turn, could materially reduce our profitability and growth potential. In addition, the introduction of new and innovative products by our competitors that are successful in meeting consumer preferences also could materially reduce our competitiveness and adversely affect our revenues and our business.
The development of new products requires a significant investment by us prior to any of the products becoming available for the market. These products, such as new games and refresher versions of our existing games, may not gain popularity with gaming patrons, or may not maintain any popularity achieved, and we may be unable to recover the cost of developing these products.
If we are unable to rapidly develop new technologies, our products and technologies may become obsolete or noncompetitive.
The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products and systems. In addition to requiring a strong pipeline of proprietary games, our success is dependent upon new product development and technological advancements, including the continued development of cashless technology, table player tracking technologies, central server technologies, progressive jackpot systems and integrated management systems. The markets in which we compete are subject to frequent technological changes, and one or more of our competitors may develop alternative technologies for bonusing, progressive jackpots, slot accounting, cashless technology, player tracking or game promotions, or a superior game platform which may not be made available to us. While we expend a significant amount of resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or develop and market new products. Further technological developments may cause our products or technology to become obsolete or noncompetitive.
If our current or proposed products do not receive regulatory approval, our revenue and business prospects will be adversely affected.
A number of our products are in various stages of development. Our development of products is dependent on factors such as reaching definitive agreements with third parties and obtaining requisite governmental approvals. Each of these products also requires separate regulatory approval in each market in which we do business, and this regulatory approval may either not be granted or not be granted in a timely manner, for reasons primarily outside of our control. A lack of market or regulatory acceptance of our new games or other products, or refresher versions of our existing games or other products, or delays or failure to obtain necessary regulatory approvals, will adversely affect our revenues and business prospects.
For example, RFID, CJS, and central server-based gaming represent three of the our key strategic initiatives over the next several years. While we are moving forward with the regulators in various jurisdictions to obtain required approvals, we are at various stages in the approval and product development process for each product. We cannot assure you that we will receive the necessary approvals in all of the jurisdictions we have sought approval nor can we assure you that there will not be any production delays in developing and distributing these products. Any delay in production or in the regulatory process, or a denial of regulatory approval altogether, for any one of these technologies will adversely impact our revenues and business.
If our products currently in development do not achieve commercial success, our revenue and business prospects will be adversely affected.
While we are pursuing and will continue to pursue product development opportunities, there can be no assurance that such products will come to fruition or become successful. Furthermore, while a number of those products are being tested, we cannot provide any definite date by which they will be commercially viable and available, if at all. We may experience operational problems with such products after commercial introduction that could delay or prevent us from generating revenue or operating profits. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products which, in turn, could materially adversely affect our success and our ability to satisfy our obligations with respect to our indebtedness. We cannot predict which of the many possible future products will meet evolving industry standards and consumer demands. We cannot assure you that we will be able to adapt to such technological changes or offer such products on a timely basis or establish or maintain a competitive position.
We may not be successful in forming or maintaining strategic alliances with other companies, which could negatively affect our product offerings and sales.
Our business is becoming increasingly dependent on forming or maintaining strategic alliances with other companies, and we may not be able to form alliances that are important to ensure that our products are compatible with third-party products, to enable us to license our products to potential new customers and into potential new markets, and to enable us to continue to enter into new agreements with our existing customers. There can be no assurance that we will identify the best alliances for our business or that we will be able to maintain existing relationships with other companies or enter into new alliances with other companies on acceptable terms or at all. The failure to maintain or establish successful strategic alliances could have a material adverse effect on our business or financial results. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolve, the sales opportunities for our products could deteriorate.
If any conflicts arise between us and any of our alliance partners, our reputation, revenues and cash position could be significantly harmed.
Conflicts may arise between us and our alliance partners, such as conflicts concerning licensing and royalty fees, the achievement of milestones or the ownership or protection of intellectual property developed by the alliance. Any such disagreement between us and an alliance partner could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position:

•	unwillingness on the part of an alliance partner to pay us license fees or royalties we believe are due to us under the strategic alliance;

•	uncertainty regarding ownership of intellectual property rights arising from our strategic alliance activities, which could result in litigation, permit third parties to use certain of our intellectual property and/or prevent us from utilizing such intellectual property rights and from entering into additional strategic alliances;

•	unwillingness on the part of an alliance partner to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;

•	slowing or cessation of an alliance partner’s development or commercialization efforts with respect to our products; or

•	termination or non-renewal of the strategic alliance.

In addition, certain of our current or future alliance partners may have the right to terminate the strategic alliance on short notice. Accordingly, in the event of any conflict between the parties, our alliance partners may elect to terminate the agreement or alliance prior to completion of its original term. If a strategic alliance is terminated prematurely, we would not realize the anticipated benefits of the strategic alliance, our reputation in the industry and in the investment community may be harmed and our stock price may decline. For example, one of our key strategic alliances is with IGT, and as part of our alliance with IGT, we entered into a joint development arrangement and gave IGT an option to purchase up to $40 million of our convertible notes. If we do not permit IGT to acquire the notes, IGT will have the right to terminate the strategic agreement with us.
In addition, in certain of our current or future strategic alliances, we may agree not to develop products independently, or with any third party, directly competitive with the subject matter of our strategic alliances. Our strategic alliances may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our alliance partners, may research, develop, and/or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these strategic alliances. For example, as part of our joint development arrangement with IGT and Shuffle Master, we agreed not to develop or market our intelligent shoe product for a three-year period.
If our license agreements with Hasbro, Inc. and other content providers are terminated or are not renewed or if we breach our obligations under any license agreement, our revenues could be reduced.
Any termination or failure to renew a license agreement with our branded content providers could have a material adverse effect on our revenues and operations. Revenues from our table and slot games segment are derived primarily from the popularity of our Clue, Ripley’s Believe It or Not! and Trivial Pursuit slot machines. We developed these slot machines under multi-year license agreements, which contain options to renew, with Hasbro and Ripley Entertainment and have developed other slot machines under agreements with other branded content providers. We are also in the process of developing additional games under similar agreements with separate licensors for additional branded content, including an agreement with Paws, Inc. for use of the Garfield property.
For example, Hasbro declined to renew the Yahtzee and Battleship brands with us as of December 15, 2004, and we are required to remove these devices from the field no later than December 15, 2005. We are engaged in litigation with Hasbro related to a claim for past due royalties on slot game titles that we licensed from Hasbro, and we cannot assure you that this litigation will be resolved and that Hasbro will renew either the Battleship brand or the Yahtzee brand. While we believe that we will be able to replace this content prior to the timed contractual requirement to remove these devices from the field, our failure to do so could materially affect our future revenues and/or subject us to certain legal claims by Hasbro.
Each license agreement contains provisions that obligate us to perform in a certain manner. If we breach these obligations, the licensor may terminate the license agreement following a specified period that varies from immediate termination to thirty (30) days, depending upon the agreement and the type of breach. In addition, any breach of our obligations may adversely affect our relationship with the licensor, as well as deter the licensor and other third parties from licensing additional brands to us. Our ability to renew our license agreements with Hasbro, Paws (for the use of the Garfield property) or Ripley Entertainment for an additional term is conditioned upon our having paid minimum royalties to the licensor during the applicable initial term. If we do not generate sufficient revenues to pay the minimum royalties or otherwise are unable to renew any of our license agreements with the licensor, our future revenues may be materially reduced.
Our failure to protect, maintain and enforce our existing intellectual property or secure, maintain and enforce such rights for new proprietary technology could adversely affect our future growth and success.
Our ability to successfully protect our intellectual property is essential to our success. We protect our intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Certain of our existing and proposed products are covered by patents issued in the United States, which may differ from patent protection in foreign jurisdictions, where our intellectual property may not receive the same degree of protection as it would in the United States. In addition, in many countries intellectual property rights are conditioned upon obtaining registrations for trademarks, patents and other rights, and we have not obtained such registrations in all relevant jurisdictions. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our common stock.
Our future success is also dependent upon our ability to secure our rights in any new proprietary technology that we develop. We file trademark, copyright and patent applications to protect intellectual property rights for many of our trademarks, proprietary games, gaming products and improvements to these products. For example, we applied for patents for our knowledge-based bonus features and other game enhancements which have been utilized in our Think Big game series, which includes our Ripley’s Believe It or Not!, Clue and Trivial Pursuit games. The U.S. Patent and Trademark Office has not acted upon all of these applications and may determine not to issue patents on some or all of our pending patent applications. Our failure to obtain federal protection for our patents and trademarks could cause us to become subject to additional competition and could have a material adverse effect on our future revenues and operations. In addition, any of the patents that we own, acquire or license may be determined to be invalid or otherwise unenforceable and would, in such case, not provide any protection with respect to the associated intellectual property rights.
If we are unable to effectively promote our trademarks, our revenues and results of operations may be materially adversely affected.
We intend to promote the trademarks that we own and license from third parties to differentiate ourselves from our competitors and to build goodwill with our customers. These promotion efforts will require certain expenditures on our part. However, our efforts may be unsuccessful and these trademarks may not result in the competitive advantage that we anticipate. In such event, our revenues and results of operations may be materially adversely affected by the costs and expenses related to the promotion of such trademarks.
Our competitors may develop non-infringing products that adversely affect our future growth and revenues.
It is possible that our competitors will produce proprietary games or gaming products similar to ours without infringing on our intellectual property rights. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology upon which we rely for future growth and revenues. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and strategic partners to enter into confidentiality agreements or agreements containing confidentiality provisions. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. As a result, our future growth and revenues may be adversely affected.

We may incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, which may have a material adverse effect on our cash flow.
Significant litigation regarding intellectual property exists in our industry. Competitors and other third parties may infringe on our intellectual property rights. Alternatively, competitors may allege that we have infringed on their intellectual property rights, resulting in significant litigation expenses, which would reduce our cash flow. Any claims, even those made by third parties which are without merit, could:

•	be expensive and time consuming to defend resulting in the diversion of management’s attention and resources;

•	cause one or more of our patents to be ruled or rendered unenforceable or invalid, which would require us to cease making, licensing or using products or systems that incorporate the challenged intellectual property; and/or

•	require us to spend significant time and money to redesign, reengineer or rebrand our products or systems if feasible.
If we are found to be infringing on a third-party’s intellectual property rights, we may be forced to discontinue certain products or systems, pay damages and/or obtain a license to use the intellectual property, any of which may adversely affect our future growth and revenues.
If we are found to be infringing on a third party’s intellectual property rights, we may be forced to discontinue certain products, which may have a material adverse effect on our future growth and revenues. Alternatively, if the company holding the applicable patent is willing to give us a license that allows us to develop, manufacture or market our products or systems, we may be required to obtain a license from them. Such a license may require the payment of a license, royalty or similar fee or payment and may limit our ability to market new products or systems, which would adversely affect our future growth and revenues. In addition, if we are found to have committed patent infringement we may be obligated to pay damages and/or be subject to other remedies, which could adversely affect the value of our common stock.
Some of our products may contain open source software which may be subject to restrictive open source licenses requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.
Some of our products may contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code related to the licensed open source software available to third parties and/or license such software under the terms of a particular open source license potentially granting third parties certain rights to the software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages and/or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our revenues and the value of our common stock.
We depend upon our ability to obtain licenses for popular intellectual properties and our failure to secure such licenses with acceptable terms could adversely affect our future growth and success.
Our future success depends upon our ability to obtain licenses for popular intellectual properties. Clue, Ripley’s Believe It Or Not!, Trivial Pursuit, Garfield, and Wink’s Survey of America are among the intellectual properties that we currently license from third parties. We may not be successful in obtaining licenses for popular intellectual property. Even if we are successful in these efforts, we may not have the ability to adapt or deploy them for the development of casino games, as to the timing or cost of such development efforts or as to the commercial success of the resulting games.

The Public Company Accounting Oversight Board, or PCAOB, is conducting an annual inspection of our external auditors BDO Seidman LLP and their audit of our financial statements as of and for the year ended December 31, 2004.
The PCAOB is currently conducting an annual inspection of BDO Seidman LLP, our external auditors. As part of this annual inspection, the PCAOB has selected, among others, to review BDO Seidman’s audit of our financial statements as of and for the year ended December 31, 2004. The PCAOB has requested additional information and analysis from BDO Seidman regarding our accounting for deferred taxes related to the acquisition of intangible assets in 1998 and the recognition of revenue in connection with a strategic licensing transaction we entered into in 2004.
We believe that our accounting methods for these transactions are correct. However, in the event the PCAOB determines that a different method should have been used to report this financial information, we may be required to reclassify these deferred taxes and intangible assets on our balance sheet or recognize this revenue in a manner different than what has been recorded in our historical financial statements. We do not believe that any such reclassification or adjustment would have a material impact on our business, operations or financial condition. The PCAOB’s inspection of BDO Seidman is ongoing and there can be no assurance as to when it will be completed. In addition, we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information contained in our historical financial statements which it believes could have been reported differently, or the prospective impact of any such items on our financial statements.
We operate in a highly competitive market and may be unable to successfully compete which may decrease our market share and harm our operating results.
We compete with a number of developers, manufacturers and distributors of similar products. Many of our competitors are large companies that have greater access to capital, marketing and product development resources than we have. Larger competitors may have more resources to devote to research and development and may be able to more efficiently and effectively obtain regulatory approval. In addition, competitors with a larger installed base of games have an advantage in retaining the most space and best placement in casinos. These competitors may also have the advantage of being able to convert their installed games to newer models in order to maintain their share of casino floor space. Similarly, the casino management systems market is highly competitive. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider’s success in selling its system. Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. This may make it difficult for us to attract customers who have existing computerized monitoring systems.
Our business and revenues will be negatively affected if we are unable to compete effectively in the markets for our products. New competitors also may enter our key markets. Numerous factors may affect our ability to successfully compete and thus affect our future performance, including:

•	the relative popularity of our existing products and our ability to develop and introduce appealing new products;

•	our ability to obtain adequate space and favorable placement on casino gaming floors;

•	our ability to maintain existing regulatory approvals and to obtain further regulatory approvals as needed; and

•	our ability to enforce our existing intellectual property rights and to adequately secure, maintain and protect rights for new products.

Our cash flow from operations and available credit may not be sufficient to meet our capital requirements and, as a result, we could be dependent upon future financing, which may not be available.
Historically, we have not generated sufficient cash flow from operations to satisfy our capital requirements and have relied upon debt and equity financing arrangements to satisfy such requirements. Should such financing arrangements be required but unavailable in the future, this will pose a significant risk to our liquidity and ability to meet operational and other cash requirements.
The table and slot games business segment has historically been capital-intensive, and while we have repositioned our business away from manufacturing hardware, we still maintain and refurbish the slot machines we currently have in the field, so our business may remain capital intensive depending on a number of factors, including, but not limited to, our ability to continue to use the existing slot machines we own or lease from a third party or our ability to provide popular and innovative game content ideas for slot machines such that a manufacturer of slot machines would be induced to provide slot machines in exchange for a portion of revenues earned from the sale or leasing arrangement with a casino. If we are not successful in these areas, among others, we may be required to continue expending significant capital outlays related to this business segment.
Any additional debt financing that we incur in the future will increase the amount of our outstanding indebtedness, our debt service requirements and the related risks we currently face, including the annual interest requirements of approximately $7.7 million related to our 11.875% Senior Secured Notes due 2008, or the Senior Secured Notes, of which $65 million is outstanding. Moreover, any increase to our indebtedness may reduce future operating cash flow. We may not be able to generate the sources of liquidity, if needed, either through operations or debt or equity financing, and we may not be able to develop or enhance our products, take advantage of future opportunities or respond to changing demands of customers and competitors.
We maintain a $17.5 million working capital revolving line of credit facility with CapitalSource Finance, LLC, or CapSource. We currently do not have any outstanding balance under this credit facility, but any borrowing will also increase our indebtedness and the related risks we currently face. We are in discussions with CapSource to enter into an amended and restated Loan Agreement for a three-year term.
If casino operators cancel the placement of our games or do not agree to recurring revenue arrangements, our revenues and growth could be adversely affected.
Under the terms of our current arrangements with casino operators, our installed base of games may be replaced by competing products under certain circumstances, thus ending the recurring revenue stream or arrangement with such operator. Such replacement may result from competition, changes in economic conditions, technological requirements, obsolescence or declining popularity. A decrease in our installed base of games would adversely affect our revenues and future growth. In addition, if customers replace our games and bonusing systems, our efforts to maintain and expand the number of installed proprietary games through enhancement of existing games and bonusing systems, introduction of new games and bonusing systems and other features and the provision of superior customer service may not be successful.
Furthermore, prominent placement of our games on the casino floor is necessary to maximize the amount of recurring revenues derived from each of our games. Our leases do not require the casino operators to place our games in prominent locations. If we fail to maintain the prominent locations in casinos that we currently enjoy, our games may not be played, resulting in a reduction of our recurring revenues.
We have historically placed our proprietary games in casinos primarily under leases which provide for a fixed rental payment or on the basis of revenue participation in the game’s operating results. Most of these lease agreements are for 12 to 36 months and are subject to cancellation by the operator that may involve a 30 or 60-day notice. We will continue to follow this model to the extent that there is interest amongst our customers.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain our licenses to continue our operations.
The distribution of gaming products and conduct of gaming operations are extensively regulated by various domestic and foreign gaming authorities. Although the laws of different jurisdictions vary in their technical requirements and are amended from time-to-time, virtually all jurisdictions in which we operate require registrations, licenses, findings of suitability, permits and other approvals, as well as documentation of qualifications, including evidence of the integrity, financial stability and responsibility of our officers, directors, major stockholders and key personnel. If we fail to comply with the laws and regulations to which we are subject, the applicable domestic or foreign gaming authority may impose significant penalties and restrictions on our operations, resulting in a material adverse effect on our revenues and future business.
Future authorizations or regulatory approvals may not be granted in a timely manner or at all which would adversely affect our results of operations.
We will be subject to regulation in any other jurisdiction where our customers may operate in the future. Future authorizations or approvals required by domestic and foreign gaming authorities may not be granted at all or as timely as we would like, and current or future authorizations may not be renewed. In addition, we may be unable to obtain the authorizations necessary to operate new products or to operate our current products in new markets. For example, Texas Hold’em Bonus Poker has only been approved in 11 jurisdictions. If we are not able to obtain approval in other major jurisdictions, our ability to generate revenue may be significantly impaired. In either case, our results of operations would likely be adversely affected. Gaming authorities can also place burdensome conditions and limits on future authorizations and approvals. If we fail to maintain or obtain a necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products for use in the jurisdiction, or we may be required to sell them through other licensed entities at a reduced profit.
The continued growth of markets for our products is contingent upon regulatory approvals by various federal, state, local and foreign gaming authorities. We cannot predict which new jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products, the timing of any such approvals or the level of our penetration in any such markets.
Enforcement of remedies or contracts against Native American tribes could be difficult.
Many of our contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights.
Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid and in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.
Our business is closely tied to the casino industry and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.
Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether.

The level of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

•	general economic conditions;

•	levels of disposable income of casino patrons;

•	acts of terrorism and anti-terrorism efforts;

•	increased transportation costs;

•	local conditions in key gaming markets, including seasonal and weather-related factors;

•	the growth and number of legalized gaming jurisdictions;

•	changes or proposed changes to tax laws;

•	increases in gaming taxes or fees;

•	legal and regulatory issues affecting the development, operation and licensing of casinos;

•	the availability and cost of capital to construct, expand or renovate new and existing casinos;

•	competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products;

•	the relative popularity of entertainment alternatives to casino gaming that compete for the leisure dollar;

•	the level of new casino construction and renovation schedules of existing casinos;

•	downturn or loss in popularity of the gaming industry in general, and table and slot games in particular.
These factors significantly impact the demand for our products.
The gaming industry is sensitive to declines in the public acceptance of gaming. Public opinion can negatively affect the gaming industry and our future performance.
In the event that there is a decline in public acceptance of gaming, this may affect our ability to do business in some markets, either through unfavorable legislation affecting the introduction of gaming into emerging markets, or through legislative and regulatory changes in existing gaming markets which may adversely affect our ability to continue to sell and lease our games in those jurisdictions. We cannot assure you that public opinion will continue to support legalized gaming or that the public will use leisure money in gaming.
Economic, political and other risks associated with our international sales and operations could adversely affect our operating results.
Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales to customers outside the United States, primarily Canada, the United Kingdom and Australia, accounted for 14.1% of our consolidated revenue in fiscal 2004. We expect the percentage of our international sales to increase in 2005. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in regulatory requirements;

•	costs to comply with applicable laws;

•	changes in a specific country’s or region’s political or economic conditions;

•	tariffs and other trade protection measures;

•	import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	changing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	different regimes controlling the protection of our intellectual property;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	violations under the Foreign Corrupt Practices Act.
Holders of our common stock are subject to the requirements of the gaming laws of all jurisdictions in which we are licensed.
Pursuant to applicable laws, gaming regulatory authorities in any jurisdiction in which we are subject to regulation may, in their discretion, require a holder of any of our securities to provide information, respond to questions, make filings, be investigated, licensed, qualified or found suitable to own our securities. Moreover, the holder of the securities making any such required application is generally required to pay all costs of the investigation, licensure, qualification or finding of suitability.
If any holder of our securities fails to comply with the requirements of any gaming authority, we have the right, at our option, to require such holder to dispose of such holder’s securities within the period specified by the applicable gaming law or to redeem the securities to the extent required to comply with the requirements of the applicable gaming law.
Additionally, if a gaming authority determines that a holder is unsuitable to own our securities, such holder will have no further right to exercise any voting or other rights conferred by the securities, to receive any dividends, distributions or other economic benefit or payments with respect to the securities or to continue its ownership or economic interest in us. We can be sanctioned if we permit any of the foregoing to occur, which may include the loss of our licenses.
We may not realize the benefits we expect from the pending acquisition of VirtGame.
The integration of VirtGame technology may be time consuming and expensive, and may disrupt our business. After the acquisition, we will need to overcome significant challenges to realize any benefits or synergies from the proposed merger. These challenges include the timely, efficient and successful execution of a number of post-transaction integration activities, including:

•	integrating the technologies of the two companies;

•	entering markets in which we have limited or no prior experience;

•	obtaining regulatory approval for the central server technology;

•	successfully completing the development of VirtGame’s technology;

•	developing commercial products based on that technology;

•	retaining and assimilating the key personnel of each company;

•	attracting additional customers for products based on VirtGame’s technology;

•	implementing and maintaining uniform standards, controls, processes, procedures, policies and information systems; and

•	managing expenses of any undisclosed or potential legal liability of VirtGame.
The process of integrating operations and technology could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition and the integration of VirtGame’s technology could have an adverse effect on our business, results of operations or financial condition. We may not succeed in addressing these risks or any other problems encountered in connection with the transaction. The inability to successfully integrate the technology and personnel of VirtGame, or any significant delay in achieving integration, including regulatory approval delays, could have a material adverse effect on us and, as a result, on the market price of our common stock.
We will incur substantial costs related to the VirtGame acquisition whether or not the transaction is completed.
We will incur substantial costs related to the VirtGame acquisition whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. In addition, if either party terminates the merger agreement, it may be obligated to pay a termination fee and expenses to the other party under certain circumstances. We have also provided VirtGame with a secured credit facility of $2.5 million to bridge their operations until the acquisition is complete.
Failure to complete the VirtGame acquisition could negatively affect our stock price and future operations.
If the VirtGame acquisition is not completed for any reason, the price of our common stock may decline to the extent that the current market price of our common stock reflects a positive market assumption that the transaction will be completed. In addition, if the merger agreement is terminated, we may be unable to find a third party willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit our ability to pursue our strategic goals in an atmosphere of increased uncertainty.
Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.
As part of our business strategy, we intend to continue to seek to acquire businesses, services and technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with valuable customer contacts or otherwise offer growth opportunities. If we fail to achieve the anticipated benefits of any acquisitions we complete, our business, operating results, financial condition and prospects may be impaired. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services, accounting and personnel;

•	difficulties in supporting and transitioning customers of our acquired companies to our technology platforms and business processes;

•	diversion of financial and management resources from existing operations;

•	difficulties in obtaining regulatory approval for technologies and products of acquired companies;

•	potential loss of key employees;

•	if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which dilution could adversely affect the market price of our stock;

•	inability to generate sufficient revenues to offset acquisition or investment costs; and

•	potential write-offs of acquired assets.
Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. It is also possible that at some point in the future we may decide to enter new markets, thus subjecting ourselves to new risks associated with those markets.
Our efforts will be seriously jeopardized if we are unable to attract and retain key employees.
Our success depends on the continued contributions of our principal management, development and scientific personnel, and the ability to hire and retain key personnel, particularly in the technology area as we transition our business from manufacturing and distribution of slot machines and other hardware to game content and technology and continue to grow our existing businesses. We face intense competition for such personnel. The loss of services of any principal member of our management team, particularly Russel McMeekin, our President and Chief Executive Officer, or Michael A. Sicuro, our Executive Vice President and Chief Financial Officer, could adversely impact our operations and ability to raise additional capital.
If our products or technologies contain defects, our reputation could be harmed and our results of operations adversely affected.
Some of our products and technologies are complex and may contain undetected defects. The occurrence of defects or malfunctions could result in financial losses for our customers and in turn termination of leases, licenses, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales.
Our business is subject to quarterly fluctuation.
Historically, our revenues and earnings are highest in our fourth fiscal quarter ending December 31 and lowest in our first fiscal quarter ending March 31. Quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos or the expansion or contraction of existing casinos, gaming regulatory approval or denial of our products and corporate licenses, the introduction of new products or the seasonality of customer capital budgets, and our operating results have historically been lower in quarters with lower sales. As a result, our operating results and stock price could be volatile, particularly on a quarterly basis.
We have substantial debt and debt service requirements, which could have an adverse impact on our business and the value of our common stock.
On June 30, 2005, our total outstanding debt was approximately $63.7 million. In addition to this existing debt, we may incur additional debt in the future. Substantial debt may make it more difficult for us to operate and effectively compete in the gaming industry. The degree to which we and/or one or more of our subsidiaries are leveraged could have important adverse consequences on the our value as follows:

•	it may be difficult for us to make payments on our outstanding indebtedness;

•	a significant portion of our cash flows from operations must be dedicated to debt service and will not be available for other purposes that would otherwise be operationally value-enhancing uses of such funds;

•	our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes may be limited;

•	we may be limited in our ability to withstand competitive pressures and may have reduced financial flexibility in responding to changing business, regulatory and economic conditions in the gaming industry;

•	we may be at a competitive disadvantage because we may be more highly leveraged than our competitors and, as a result, more restricted in our ability to invest in our growth and expansion;

•	it may cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable (See “— We may not be able to generate sufficient cash flow to meet our debt service requirements”); and

•	if new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.
Substantially all of our assets are pledged as security to holders of our senior secured notes, as well as to the lender under our credit facility, subject to the receipt of gaming approvals. The ability of our stockholders to participate in the distribution of our assets upon our liquidation or recapitalization will be subject to the prior claims of our creditors. Any foreclosure of our assets by such creditors will materially reduce the assets available for distribution to our stockholders.
We may be forced to reduce or delay growth initiatives and capital expenditures, obtain additional equity capital or restructure our debt if we are unable to generate sufficient cash flow to meet our debt service requirements.
Our ability to generate cash flow from operations sufficient to make scheduled payments on our debts as they become due will depend upon our future performance and ability to successfully implement our business strategy.
Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control. Our debt service requirements are currently estimated to be approximately $8.0 million for fiscal year 2005.
If our future cash flows and capital resources are insufficient to meet our debt obligations and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or restructure or refinance our debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet our debt service requirements. In such a case, an event of default would occur under our credit facility and indenture and could result in all of our indebtedness becoming immediately due and payable. As a result, some or all of our lenders would be able to foreclose on our assets.
Our lenders have imposed numerous debt covenants that include financial and operating restrictions that may adversely affect how we conduct our business and potentially reduce our revenues and affect the value of our common stock.
We are subject to numerous covenants in our debt agreements that impose financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise, and may adversely affect the conduct and competitiveness of our current business, which could in turn reduce our revenues and thus affect the value of our common stock.
Specifically, these covenants place restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	use assets as security in other transactions;

•	enter into transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets; and

•	extend credit.
The terms of our indebtedness require that we meet a number of financial ratios and tests. Our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be affected by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness, including without limitation, our senior secured notes. This in turn could have a material adverse effect on our operations, our revenues and thus our common stock value.
Additionally, the covenants governing our indebtedness restrict the operations of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to meet such financial ratios and tests.
Lastly, we are required by our senior secured notes and by our credit facility to offer to repurchase or make certain payments on our debt at times when we may lack the financial resources to do so, such as upon a change of control. These expenditures may materially and adversely affect our liquidity and our ability to maintain or grow our business as payments to satisfy the debt will be diverted away from any investment in the growth of our business, thus potentially affecting the value of our common stock.
Risks Relating to This Offering
The share price of our common stock may be volatile and could decline substantially.
The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include:

•	periodic variations in the actual or anticipated financial results of our business or of our competitors;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of our competitors;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock following this offering; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.
If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.
Many factors, including those described in this “Risk Factors” section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	changes in market conditions that can affect the demand for the products we sell;

•	general economic conditions that affect the availability of disposable income among consumers; and

•	the actions of our competitors.
If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock.

Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.
Our management team will have broad discretion to allocate the proceeds of this offering and may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.
Management will have broad discretion over the use of proceeds from this offering. The net proceeds from our sale of common stock in this offering will be used for the repayment indebtedness, funding of strategic developments and acquisitions and provide working capital and for other general corporate purposes. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Moreover, the amount of net proceeds from this offering used to repay indebtedness will be dependent upon the amount IGT invests in Progressive. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.
Future sales of our common stock may depress our stock price.
The market price for our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock after this offering or the perception that such sales may occur. Such sales of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the estimated 30,042,643 shares that will be outstanding following the completion of this offering:

•	approximately 29,550,483 shares generally will be freely tradable in the public market, including all of the shares offered by this prospectus; and

•	approximately 492,160 additional shares may be sold after the expiration of 90-day lock-up agreements that will be entered into by our executive officers and directors, subject to compliance with the volume limitations and other restrictions of Rule 144.
Additionally, as of June 30, 2005, there were outstanding options to purchase 2,845,063 of our shares and we may grant options to purchase up to an additional 999,397 shares under our stock option plans. Shares purchased on exercise of those options would be freely tradable in the public market, except for any that might be acquired by our officers or directors. However, any of those shares that might be acquired by any of our officers and directors could be sold after the expiration of their 90-day lock-up agreements, subject to compliance with the volume limitations and other restrictions of Rule 144.
We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.
The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders’ equity interests in us. Our Board of Directors has the authority to issue, without vote or action of stockholders, up to 5,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest. Our Board of Directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. As mentioned elsewhere in this prospectus, IGT has an option to purchase up to $40 million of our convertible notes. These notes would be convertible into approximately 3,281,378 shares of our common stock and, if IGT exercises this option, the additional issuance of shares of our common stock upon conversion of the notes would further dilute stockholders’ equity interests in us.
We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.
We do not plan to pay any cash dividends on our common stock in the foreseeable future, since we currently intend to retain any future earnings to finance our operations and further expansion and growth of our business (including acquisitions). Moreover, the covenants governing our indebtedness restrict our ability to pay and declare dividends without the consent of the applicable lender. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
Anti-takeover provisions in our organizational documents, our stockholder rights plan and Nevada law could make a third-party acquisition of us difficult and therefore could affect the price investors may be willing to pay for our common stock.
The anti-takeover provisions in our articles of incorporation, our bylaws, our stockholder rights plan and Nevada law could make it more difficult for a third party to acquire us without the approval of our board of directors. Under these provisions, we could delay, deter or prevent a takeover attempt or third-party acquisition that certain of our stockholders may consider to be in their best interests, including a takeover attempt that may result in a premium over the market price of our common stock. In addition, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts and also may prevent changes in our management. Because these anti-takeover provisions may result in our being perceived as a potentially more difficult takeover target, this may affect the price investors are willing to pay for shares of our common stock.

Forward-Looking Statements
This prospectus, including the documents that we incorporate in this prospectus by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements are contained principally in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements are often, but not always, made through the use of words such as “may,” “will,” “could,” “should,” “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “believes,” “intends” or the negative of those terms, and similar words. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and the documents incorporated by reference herein. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our future, including pending gaming and patent, approvals and the denial, suspension or revocation of privileged operating licenses by governmental authorities;

•	our projections relating to products, sales, revenues and earnings;

•	delay in the introduction of new products and our ability to develop or introduce innovative products;

•	our ability to realize benefits from the acquisition of VirtGame and any other acquisitions;

•	our success in forming and maintaining strategic alliances;

•	overall industry environment, competitive pressures and general economic conditions;

•	the growth of the gaming industry and the direction of certain gaming industry trends;

•	customer acceptance of and benefits from our products;

•	our ability to successfully transition our business to focus on game content and technology;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our financial condition and debt service obligations; and

•	adverse court rulings.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. We discuss many of these risks in greater detail in “Risk Factors.” Therefore, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. Neither we nor any other person assumes responsibility for the accuracy and completions of such statements. Moreover, except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Use of Proceeds
We estimate that the net proceeds from the sale of the shares of common stock we are offering at an assumed public offering price of $12.50 per share, after deducting the estimated underwriting discount and estimated offering expenses, will be approximately $63,981,391. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $74,605,929. We will not receive any proceeds from the sale of shares by the selling stockholders.
We intend to use the net proceeds from this offering to:

•	fund the redemption of up to $65,000,000 in face value of our 11.875% Senior Secured Notes due 2008;

•	fund strategic developments and acquisitions; and

•	provide working capital and for other general corporate purposes.
We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as our marketing efforts, our acquisition efforts and the amount of cash used by our operations. Moreover, the amount of net proceeds from this offering used to repay indebtedness will be dependent upon the amount IGT invests in us.
We believe that the net proceeds of this offering, existing cash and cash equivalents and our net cash from operations will be sufficient to meet our capital requirements for the foreseeable future. Pending the use of the net proceeds, we intend to invest the net proceeds in government securities and large money market funds and to place some of those proceeds in bank deposits.

Price Range of Our Common Stock
Our common stock is listed on the Nasdaq National Market under the symbol “PGIC.” The following table sets forth, for the periods indicated, the intra-day high and low bid prices of our common stock as reported by the Nasdaq National Market, and may not necessarily represent actual transactions. As of August 5, 2005, we had approximately 258 holders of record of our common stock.

	High	Low

2003
First Quarter	$3.88	$2.65
Second Quarter	6.45	3.00
Third Quarter	8.02	4.66
Fourth Quarter	5.95	3.87
2004
First Quarter	$6.25	$4.08
Second Quarter	5.09	3.73
Third Quarter	5.80	4.25
Fourth Quarter	10.63	5.56
2005
First Quarter	$13.90	$9.00
Second Quarter	16.21	10.75
Third Quarter (through August 26, 2005)	15.43	11.42
On August 26, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $12.69 per share.
Dividend Policy
We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain earnings to finance our operations and further expansion and growth of our business (including acquisitions). Therefore, we do not expect to pay cash dividends in the foreseeable future. Moreover, the covenants governing our indebtedness restrict our ability to pay and declare dividends without the consent of the applicable lender.

Capitalization
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the VirtGame acquisition as if it occurred; and

•	on a pro forma as adjusted basis reflecting the receipt by us of the net proceeds from this offering, at an assumed public offering price of $12.50 per share, after deducting the estimated underwriting discount and estimated offering expenses, and after giving effect to the application of the proceeds of this offering, together with our existing cash resources and available credit under our credit facility, for the redemption of up to $65 million in face value of our 11.875% Senior Secured Notes due 2008.
Both pro forma and pro forma as adjusted balance sheet data assume no exercise of the over-allotment option granted to the underwriters and assume that IGT makes no investment in us. We agreed to issue to IGT up to $40 million of our 6% senior subordinated convertible notes, which would be convertible into a maximum of 3,281,378 shares of our common stock. We are required to notify IGT no later than February 28, 2006 that IGT may exercise its option to acquire the notes.

	As of June 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited, amounts in thousands, except
	share data)
Cash and cash equivalents	$12,021	$12,021	$12,021

Indebtedness
Credit facility	$–	$–	$4,878
11.875% Senior Secured Notes due 2008(1)	63,363	63,363	–
Other	374	374	374

Total indebtedness, net	$63,737	$63,737	$5,252

Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none issued and outstanding; none issued and outstanding, pro forma as adjusted	–	–	–
Common stock, $0.10 par value, 100,000,000 shares authorized, 24,403,580 shares issued and outstanding; 26,243,174 shares issued and outstanding, pro forma; 31,882,237 shares issued and outstanding, pro forma as adjusted	$2,440	$2,624	$3,188
Additional paid-in capital	126,623	148,183	211,601
Other comprehensive loss	(839)	(839)	(839)
Accumulated deficit	(105,059)	(105,059)	(112,692)
Less treasury stock, 254,174 shares, at cost	(1,326)	(1,326)	(1,326)

Total stockholders’ equity	21,839	43,583	99,932

Total capitalization	$85,576	$107,320	$105,184

(1)	In connection with this offering, we expect to retire our 11.875% Senior Secured Notes as follows (amounts in millions):

Cash redemption value:
Face amount of 11.875% Senior Secured Notes due 2008	$(65.0)
Call premium on Senior Secured Notes (105.938%)	(3.9)

$(68.9)

Balance sheet:
Carrying value of 11.875% Senior Secured Notes due 2008	$(63.4)

Statement of operations:
Charge related to unamortized debt issue costs and discount on Senior Secured Notes	$(3.7)
Charge related to call premium on Senior Secured Notes (105.938%)	(3.9)

$(7.6)

The number of shares of common stock shown above is based on 24,403,580 shares of common stock outstanding as of June 30, 2005. This number is as of June 30, 2005 and excludes the following:

•	2,845,063 shares of common stock that were issuable upon the exercise of outstanding employee stock options at a weighted average exercise price of $6.28 per share;

•	1,875,189 shares of common stock that were issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.475 per share; and

•	999,397 shares of common stock reserved for future grant or issuance under our 2005 Stock Incentive Plan and our Director Option Plan, as amended.
You should read the information above in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Selected Consolidated Financial Data
The following selected consolidated financial data for the three years ended December 31, 2004 are derived from our audited consolidated financial statements which have been audited by BDO Seidman LLP, registered public accounting firm. The financial data for the six months ended June 30, 2005 and 2004 and the balance sheet data as of June 30, 2005, have been derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our consolidated financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and notes thereto incorporated by reference in this prospectus. Certain amounts in prior periods have been reclassified to conform to the current period presentation.

				Six Months Ended
	Year Ended December 31,			June 30,

	2004	2003	2002	2005	2004

				(unaudited)
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$96,374	$91,803	$109,371	$42,199	$44,418
Cost of sales	42,882	46,849	58,591	18,058	20,822

Gross profit	53,492	44,954	50,780	24,141	23,596

Operating income (loss)	9,683	(10,468)	(19,120)	7,432	1,603

Interest expense, net	(9,684)	(14,324)	(15,689)	(4,588)	(4,923)
Loss on early retirement of debt	–	(9,524)	–	–	–
Other income, net	195	87	375	–	28

Income (loss) from continuing operations before income taxes	194	(34,229)	(34,434)	2,844	(3,292)
Income tax (provision) benefit	65	13	(1,480)	–	(9)

Income (loss) from continuing operations	259	(34,216)	(35,914)	2,844	(3,301)
Loss from discontinued operations, net of taxes	–	–	(1,989)	–	–

Net income (loss)	$259	$(34,216)	$(37,903)	$2,844	$(3,301)

Weighted average common shares outstanding:
Basic	21,884	14,689	12,843	22,926	21,750
Diluted	22,359	14,689	12,843	25,668	21,750
Basic income (loss) per share:
Income (loss) from continuing operations	$0.01	$(2.33)	$(2.80)	$0.12	$(0.15)
Loss from discontinued operations	–	–	(0.15)	–	–

Net income (loss) per share	$0.01	$(2.33)	$(2.95)	$0.12	$(0.15)

Diluted income (loss) per share:
Income (loss) from continuing operations	$0.01	$(2.33)	$(2.80)	$0.11	$(0.15)
Loss from discontinued operations	–	–	(0.15)	–	–

Net income (loss) per share	$0.01	$(2.33)	$(2.95)	$0.11	$(0.15)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes incorporated by reference in this prospectus. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the sections entitled “Risk Factors” and “Forward-Looking Statements” and elsewhere in or incorporated by reference in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
We develop, acquire and distribute table and slot game content as well as software products to meet the needs of casino operators worldwide. Our historical business consists of three reportable segments:

•	Table and Slot Games. Our table and slot games segment develops, acquires and distributes proprietary and non-proprietary branded and non-branded table and slot games. We lease our table and slot games and license our content to customers in exchange for recurring revenue consisting of (i) fixed periodic fees, (ii) a percentage of the “net win” of the gaming devices for our more popular titles or (iii) license fees for any proprietary slot game content provided to third parties for use on their game hardware. We also receive one- time license fees for our table and slot game content. During 2003, we shifted our business model from focusing on table and slot hardware assembly operations to third party manufacturers and distributors. This shift allowed us to focus our human and capital resources on developing and distributing game content, a business with higher margins and lower capital expenditures.

•	Product Sales. Historically, our product sales segment involved manufacturing and installing interior signage and related electronic components. Effective May 2, 2005, we sold our interior sign division to MSG Acquisitions, LLC. Accordingly, product sales after this date include electronic components only. With the completion of the sale of the interior sign division and as part of its intent to focus the business on game content and technology, we will begin including revenue from the electronics category in the Systems business segment in the second half of 2005. As a result we will no longer report this segment on an ongoing basis.

•	Systems. Our systems segment consists of the license of our management and progressive jackpot systems. These systems enable casinos to track the wagers placed by both table and slot players as well as accurately account for the performance of each table and slot game. These systems also enable casinos to implement their own progressive jackpots. Systems revenues are primarily comprised of software, hardware and support services, which comprise of both upfront payments as well as recurring fees based on the total number of gaming devices under management.
Recent Developments
In December 2004, we announced our intent to focus the business on game content and technology. Following this announcement, we completed several strategic transactions including:
In June 2005, we entered into a worldwide exclusive license with Magellan, a developer of advanced, high-speed, ISO-compliant RFID systems. We licensed, on an exclusive basis, for the life of the subject patents, Magellan’s rights to its RFID reader, tag and related intellectual property for any gaming applications. We also intend to purchase a minority equity stake in Magellan.
In June 2005, we entered into initial strategic agreements with IGT and Shuffle Master to create the ITS product. In addition, we agreed to issue to IGT up to $40 million of our 6% senior subordinated convertible notes, which would be convertible into a maximum of approximately 3.3 million shares of our common stock. IGT will be required to inform us of their decision to exercise this option within five business days of receipt of our notice, which will be no later than February 28, 2006. If we do not permit IGT to acquire the notes, IGT will have the right to terminate the strategic agreement with us. We are working towards definitive agreements relating to the investment and the development and sale of the ITS, but can provide no assurances as to when such agreements will be entered into or if such agreements will be entered into at all.
In connection with our focus on game content and technology, in May 2005, we divested our interior sign division through a buy-out of private investors. To provide continuity to our customers, we continue to own a minority interest in and maintain a commercial relationship with the divested entity.
During the second quarter of 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to leverage our existing installed base and transition from the existing model to slot games delivered in a central server-based environment.
In conjunction with the development of our slot and content technology, we signed a definitive agreement on February 22, 2005 to acquire VirtGame in a stock swap in which we would issue up to 2 million shares of our common stock. VirtGame is a provider of open architecture gaming software primarily focused on the delivery of central server-based slot games and centrally managed sports betting. VirtGame’s stockholder meeting to approve the acquisition is scheduled to be held on September 13, 2005, with regulatory review expected to follow shortly thereafter.
During 2003, we completed a private placement for approximately $45.0 million from selling 8.4 million shares of our common stock at a price of $5.34 per share and warrants to acquire an additional 2.1 million shares at an exercise price of $5.875 per share. Proceeds from the transaction were used to repurchase and retire $40.0 million of our Senior Secured Notes and to pay the associated fees and costs. This private placement reduced our annual interest expense by approximately $4.0 million. This refinancing resulted in the incurrence of $9.5 million of non-cash charges ($5.3 million related to the write-off of unamortized bond discounts and $4.2 million related to the implied fair value of warrants issued in the refinancing), including $3.4 million of transaction fees and expenses. We intend to retire our Senior Secured Notes during 2005 through the use of cash, issuance of equity, or a combination of both.
Results of Operations

Three Months Ended June 30, 2005 and 2004
Revenues and Cost of Revenues

	Three Months Ended
	June 30,		Change

	2005	2004	Amount	%

	(unaudited, amounts in thousands)
Revenues
Table and slot games	$8,115	$7,645	$470	6.2%
Product sales	5,189	11,187	(5,998)	(53.6)%
Systems	5,987	4,456	1,531	34.4%

Total revenues	$19,291	$23,288	$(3,997)	(17.2)%

Cost of revenues
Table and slot games	$2,575	$2,275	$300	13.2%
Product sales	3,288	6,812	(3,524)	(51.7)%
Systems	1,854	1,993	(139)	(7.0)%

Total cost of revenues	$7,717	$11,080	$(3,363)	(30.4)%

Gross profit	$11,574	$12,208	$(634)	(5.2)%

Table and slot games. Revenues from our table and slot games business were approximately $8.1 million, representing an increase of $0.5 million from 2004. Slot revenues increased from licensing of slot content and intellectual property, partially offset by a decline in slot revenues from daily license fee arrangements. Our installed base declined in the second quarter of 2005 compared to 2004 primarily due to the delay in receiving approval on Ticket-In Ticket-Out for Nevada. At the end of the second quarter of 2005, we commenced the process of repositioning our existing slot platform and continued to focus on content development through third party developers. We expect this process to continue in the second half of 2005.
Table revenues remained consistent quarter-over-quarter. Average win per day for tables increased in 2005, partially offset by a slight decrease in the average installed base quarter-over-quarter. Installed base at June 30, 2005 was 863 compared to 864 in the March 2005 quarter and 957 in the June 2004 quarter. Our installed base of table games is expected to increase in the second half of 2005 as we continue to generate strong demand for new brands such as Texas Hold’em Bonus Poker.
Product sales. Effective May 2, 2005, we sold our interior sign division to MSG Acquisitions, LLC. Accordingly, product sales after this date include electronic components only. Product sales decreased to $5.2 million in the current quarter from $11.2 million for the same period in 2004, reflecting the sale of the interior sign division. Excluding the interior sign division, product sales were $4.5 million in the 2005 quarter, compared to $5.2 million for the same period in 2004. This decrease in revenues is primarily due to lower electronics sales in Europe and Australia.
Systems. During the second quarter of 2005, we recorded the highest level of systems revenues since inception driven by strong demand for our table and slot management solutions, CasinoLink and TableLink. Systems revenues during the second quarter of 2005 increased over 59.4% as compared to the March 2005 quarter and over 34.4% as compared to the second quarter of 2004. Installed base for TableLink increased to 1,720 in the second quarter of 2005 from 1,020 in the same period in 2004. Similar trends were reported for our CasinoLink solution as the installed base grew to 47,900 in 2005 from 41,100 in the prior year period.
Gross margins. Our gross margins were 60.0% for the second quarter of 2005 compared to 52.4% in the prior year period. The increase in margins is a result of the transformation of our business from lower margin manufacturing to higher margin software and content. We expect our margins to continue to increase as we further transition our business model.

Condensed Statement of Operations

	Three Months Ended
	June 30,		Change

	2005	2004	Amount	%

	(unaudited, amounts in thousands,
	except per share amounts)
Total revenue	$19,291	$23,288	$(3,997)	(17.2)%
Cost of revenue	7,717	11,080	(3,363)	(30.4)%

Gross profit	11,574	12,208	(634)	(5.2)%
SG&A expense	7,066	6,345	721	11.4%
Slot rent expense	—	233	(233)	(100.0)%
R&D expense	1,968	1,499	469	31.3%
Depreciation and amortization	905	2,630	(1,725)	(65.6)%
Net gain on disposition of non-core assets	(2,536)	—	(2,536)	—%

	7,403	10,707	(3,304)	(30.9)%

Income from operations	4,171	1,501	2,670	177.9%
Interest expense, net	(2,284)	(2,443)	159	(6.5)%
Other income, net	—	3	(3)	(100.0)%

Income (loss) before income tax provision	1,887	(939)	2,826	301.0%
Income tax provision	—	(9)	9	100.0%

Net income (loss)	$1,887	$(948)	$2,835	299.1%

Net income (loss) per fully-diluted share	$0.07	$(0.04)	$0.11	275.0%

Selling, general and administrative expense (“SG&A”). SG&A was $7.1 million for the second quarter of 2005 compared to $6.3 million in the 2004 period. On a comparable basis, excluding the sign division, SG&A was $6.9 million compared to $5.3 million in 2004. The $1.6 million increase quarter-over-quarter was primarily due to costs related to the transformation to a technology and content focused organization. Such costs included legal and compliance costs, costs related to corporate development, and human resources.
Slot rent expense. Slot rent expense is the use of operating leases to finance the purchase and placement of slot machines. As of March 31, 2005, all of our slot leases have expired or were terminated.
Research and development expense (“R&D”). R&D consists primarily of personnel and related costs across all of our product lines. We continue to make significant investments in our R&D department as we transform our business to a technology and content provider. During the second quarter of 2005, we recorded R&D expense of $2.0 million compared to $1.5 million in the same period in 2004. Our R&D costs during the second quarter included approximately $0.3 million in costs related to obtaining new human capital. We intend to increase our R&D spending during the second half of 2005 as we focus on achieving these strategic development initiatives.
Depreciation and amortization. Depreciation and amortization decreased by 65.6% from the comparable period in 2004. The year-over-year decline is primarily attributable to the repositioning of our existing slot platform and an increase in fully depreciated assets since 2004.
Net gain on disposition of non-core assets. During the second quarter of 2005, we completed two key strategic transactions. We completed the sale of the interior sign division, which resulted in a gain of approximately $7.4 million including transaction costs. Additionally, we commenced the process of repositioning our existing slot machine platform to focus on central-server based games and third party content development. In connection with this repositioning, we entered into an asset purchase agreement to sell certain non-gaming slot hardware related to our existing platform. The completion of the asset purchase is subject to certain conditions, including the buyer ability to obtain the necessary licensing and the buyer’s ability to purchase other gaming assets to be used in connection with the hardware. In connection with the repositioning, we recorded an impairment charge of $4.9 million equal to the amount by which the carrying value exceeded fair value determined by the selling price.
Interest expense. Our interest expense primarily includes interest costs and amortization from our $65.0 million senior subordinated notes. Interest expense stayed consistent year-over-year due to consistent levels of long-term debt in both periods.
Income taxes. During the three months ended June 30, 2005, we did not record an income tax provision due to our utilization of previously reserved net operating loss carryforwards. During the three months ended June 30, 2004, we recorded a nominal tax provision related to foreign operations. The tax benefit generated from domestic operations for 2004 was fully reserved.
Earnings (loss) per share. During the second quarter of 2005, we reported earnings per fully-diluted share of $0.07 compared to a loss of $0.04 in the prior year period based on weighted average diluted shares of approximately 26.0 million in 2005 and 21.8 million in 2004. Our weighted average share count increased from 2004 principally due to the exercise of stock options and warrants. Additionally, outstanding common stock equivalents were not included in the computation of loss per share in 2004, as their effect would have been anti-dilutive.

Six Months Ended June 30, 2005 and 2004:
Revenues and Cost of Revenues

	Six Months Ended
	June 30,		Change

	2005	2004	Amount	%

	(unaudited, amounts in thousands)
Revenues
Table and slot games	$18,093	$17,171	$922	5.4%
Product sales	14,362	20,276	(5,914)	(29.2)%
Systems	9,744	6,971	2,773	39.8%

Total revenues	$42,199	$44,418	$(2,219)	(5.0)%

Cost of revenues
Table and slot games	$6,015	$5,210	$805	15.5%
Product sales	8,315	12,138	(3,823)	(31.5)%
Systems	3,728	3,474	254	7.3%

Total cost of revenues	$18,058	$20,822	$(2,764)	(13.3)%

Gross profit	$24,141	$23,596	$545	2.3%
Table and slot games. During the six months ended June 30, 2005, our table and slot revenues were $18.1 million, representing an increase of $0.9 million from the same period in 2004.
Our slot revenues for the 2005 period improved due to higher licensing revenues from our intellectual property and content. This increase was partially offset by a lower installed base and win per unit for slot contracts under daily license fee arrangements, due to increased competition and delays in our approval for Ticket-In Ticket-Out in Nevada. Table games revenues also increased in the first six months of 2005 compared to the same period in 2004 primarily due to higher license fee revenues from our table games content.
Product sales. Product sales revenues consist primarily of sales of interior signage and related electronic components. Effective May 2, 2005, we sold our interior sign division to MSG Acquisitions, LLC. Accordingly, product sales after this date include electronic components only. Product sales decreased to $14.4 million in the first half of 2005 from $20.3 million for the comparable 2004 period, reflecting the sale of the interior sign division. Excluding revenues from the interior sign division, our product revenues declined slightly to $9.1 million for the first half of 2005 from $9.7 million in 2004 due primarily to lower electronics sales in our international divisions.

Systems. Systems revenues are primarily comprised of software, hardware and support services. Systems revenues increased significantly in the six months ended June 30, 2005 to $9.7 million from $7.0 million in the same period in 2004. Strong demand for our TableLink and CasinoLink products was the primary reason for the significant increase. We anticipate the demand for these products to continue in the second half of 2005 as we continue to enhance these products and offer expanded solutions for table and slot management.
Gross margins. Our gross margins were 57.2% for the first half of 2005 compared to 53.1% in the prior year period. The increase in margins is a result of the transformation of our business from lower margin manufacturing to higher margin software and content. We expect our margins to continue to increase as we further transition our business model.
Condensed Statement of Operations

	Six Months Ended
	June 30,		Change

	2005	2004	Amount	%

	(unaudited, amounts in thousands, except per share
	amounts)
Total revenue	$42,199	$44,418	$(2,219)	(5.0)%
Cost of revenue	18,058	20,822	(2,764)	(13.3)%

Gross profit	24,141	23,596	545	2.3%
SG&A expense	13,057	12,734	323	2.5%
Slot rent expense	–	1,056	(1,056)	(100.0)%
R&D expense	3,735	3,029	706	23.3%
Depreciation and amortization	2,453	5,174	(2,721)	(52.6)%
Net gain on disposition of non-core assets	(2,536)	–	(2,536)	—

	16,709	21,993	(5,284)	(24.0)%

Income from operations	7,432	1,603	5,829	363.6%
Interest expense	(4,588)	(4,923)	335	(6.8)%
Other income, net	–	28	(28)	(100.0)%

Income (loss) before income tax provision	2,844	(3,292)	6,136	186.4%
Income tax provision	–	(9)	9	(100.0)%

Net income (loss)	$2,844	$(3,301)	$6,145	186.2%

Net income (loss) per fully-diluted share	$0.11	$(0.15)	$0.26	144.4%

Selling, general and administrative expense. SG&A increased by approximately 2.5% during the six months ending June 30, 2005 compared to the 2004 period. Excluding the interior sign division, SG&A increased 12% from $11.8 million in 2005 compared to $10.5 million in 2004. The increase was primarily attributable to additional legal, compliance, human resource costs. During the second quarter of 2005, we recorded expenses related to transforming our business to a technology and content provider.
Slot rent expense. Slot rent expense is the use of operating leases to finance the purchase and placement of slot machines. As of March 31, 2005, all of our slot leases have expired or were terminated.
Research and development expense. R&D consists primarily of personnel and related costs across all of our product lines. We have continued to invest in new product development, including new games to be developed for licensing to third parties, as well as next generation player tracking and controller technology. Our R&D spending increased by 23% during the six months ended June 30, 2005 over the comparable 2004 period primarily due to our increased focus on developing game content licensed to third parties.
Depreciation and amortization. Depreciation and amortization decreased by 52.6% in the six months ended June 30, 2005 compared to the prior year period due primarily to the repositioning of our existing slot machine platform. Depreciation in 2005 was also lower due to an increase in fully-depreciated assets since 2004.
Net gain on disposition of non-core assets. During the second quarter of 2005, we completed two key strategic transactions. We completed the sale of the interior sign division, which resulted in a gain of approximately $7.4 million including transaction costs. Additionally, we commenced the process of repositioning our existing slot machine platform to focus on central-server based games and third party content development. In connection with this repositioning, we entered into an asset purchase agreement to sell certain non-gaming slot hardware related to our existing platform. The completion of the asset purchase is subject to certain conditions, including the buyer’s ability to obtain the necessary licensing and the buyer’s ability to purchase other gaming assets to be used in connection with the hardware. In connection with the repositioning, we recorded an impairment charge of $4.9 million equal to the amount by which the carrying value exceeded fair value determined by the selling price.
Interest expense. Interest expense decreased to $4.6 million in the six month period ended June 30, 2005 from $4.9 million in the same period in 2004 due to a slightly lower long-term debt in 2005 as compared to 2004.
Income taxes. During the six months ended June 30, 2005, we did not record an income tax provision due to our utilization of previously reserved net operating loss carryforwards. During the three months ended June 30, 2004, we recorded a nominal tax provision related to foreign operations. The tax benefit generated from domestic operations for the 2004 period was fully reserved.
Earnings (loss) per share. Fully diluted earnings per share for the first half of 2005 was $0.11 compared to a loss of $0.15 in the prior year comparable period. Excluding the interior sign division, earnings per fully-diluted share was $0.11 compared to a loss of $0.24 in the prior year period. Our weighted average share count increased from 2004 principally due to the exercise of stock options and warrants. Dilutive stock options have not been included in the computations of diluted net loss per share for 2004 as their effect would be anti-dilutive.

Fiscal Years Ended December 31, 2004, 2003 and 2002
Revenues and Cost of Revenues

	Year Ended December 31,			Percentage Change

	2004	2003	2002	04 vs. 03	03 vs. 02

	(amounts in thousands)
Revenues:
Table and slot games	$40,560	$40,932	$50,443	(0.9)%	(18.9)%
Product sales	40,763	36,919	49,556	10.4%	(25.5)%
Systems	15,051	13,952	9,372	7.9%	48.9%

Total revenues	$96,374	$91,803	$109,371	5.0%	(16.1)%

Cost of revenues
Table and slot games	$11,999	$13,999	$18,867	(14.3)%	(25.8)%
Product sales	23,914	25,736	34,984	(7.1)%	(26.4)%
Systems	6,969	7,114	4,740	(2.0)%	50.1%

Total cost of revenues	$42,882	$46,849	$58,591	(8.5)%	(20.0)%

Gross profit	$53,492	$44,954	$50,780	19.0%	(11.5)%

Table and slot games. Table and slot game revenues for the year ended December 31, 2004 were consistent with revenues earned in 2003. Revenues from slot contracts under daily fee arrangements declined, but were offset by increases in revenues under our periodic fee arrangements and increases in license fees from intellectual property rights. The decline in daily fee arrangements was attributable to a slight decrease in win per unit (net win produced by a slot machine is defined as the gross revenue minus all jackpots, payouts, fills and any approved claims) and a lower installed base. Table games revenues were also flat in 2004 compared to 2003 and there was no material shift in the installed base or fee per day of outstanding table game contracts in the same periods. In 2003, table and slot games revenues decreased 18.9% from 2002 as a result of a decline in slot contracts under daily fee arrangements.
Product sales. Product sales revenues consist primarily of sales of interior signage and related electronic components. In 2004, product sales increased $3.8 million or 10.4% over the prior year, primarily due to improvements in domestic interior signage and electronics sales. Sales of table and slot products also contributed to the increase in 2004. The decrease in product sales for the year ended December 31, 2003 compared to 2002 relates to the divestiture of our exterior signage business in October 2002.
Systems. Systems revenues are primarily comprised of software, hardware and support services. For the year ended December 31, 2004, systems revenues were $15.0 million, representing an 7.9% increase over the prior year. TableLink Systems revenue nearly doubled in 2004 compared to 2003 due to several large installations in Canada and Native American jurisdictions. Maintenance revenues also increased year-over-year as we continue to grow our installed base of both CasinoLink and TableLink. During 2003, we began selling our new TableLink PT system, which contributed to our increase in systems revenues of approximately 48.9% in fiscal 2003.
Gross profit. Gross profit increased in 2004 versus 2003 as a result of changes in our product mix with higher margin generated from slot contracts under periodic fee arrangements.
Condensed Statement of Operations

	Year Ended December 31,			Percentage Change

	2004	2003	2002	04 vs. 03	03 vs. 02

	(amounts in thousands, except per share amounts)
Total revenue	$96,374	$91,803	$109,371	5.0%	(16.1)%
Cost of revenue	42,882	46,849	58,591	(8.5)%	(20.0)%

Gross profit	53,492	44,954	50,780	19.0%	(11.5)%
SG&A expense	27,031	24,474	31,040	10.4%	(21.2)%
Slot rent expense	1,204	5,668	5,459	(78.8)%	3.8%
R&D expense	6,102	5,159	4,247	18.3%	21.5%
Depreciation and amortization	8,908	14,314	12,501	(37.8)%	14.5%
Other expense/asset write-downs	564	5,807	16,653	(90.3)%	(65.1)%

Operating income/(loss)	9,683	(10,468)	(19,120)	192.5%	45.3%
Interest expense, net	(9,684)	(14,324)	(15,689)	(32.4)%	8.7%
Loss on early retirement of debt	–	(9,524)	–	100.0%	–
Other income, net	195	87	375	124.1%	(76.8)%

Income/(loss) from continuing operations before income tax provision	194	(34,229)	(34,434)	100.6%	0.6%
Income tax benefit (provision)	65	13	(1,480)	400.0%	100.9%

Income/(loss) from continuing operations	259	(34,216)	(35,914)	100.8%	4.7%
Loss from discontinued operations, net of income taxes	–	–	(1,989)	–	100%

Net income/(loss)	$259	$(34,216)	$(37,903)	100.8%	9.7%

Net income/(loss) per fully-diluted share	$0.01	$(2.33)	$(2.95)	100.4%	21.0%

Selling, general and administrative expense. SG&A increased by approximately $2.6 million in the year ended December 31, 2004 compared to 2003. The increase was due primarily to additional legal and compliance costs necessary to continue to achieve our regulatory approvals, costs incurred in connection with the documentation and testing of our business processes under the new corporate governance requirements and continued investments in upgrading our human capital. SG&A had previously decreased in 2003 compared to 2002 due to a 20% reduction in our headcount which occurred in late 2002 and a decline in our provision for doubtful accounts.
Slot rent expense. Slot rent expense is the use of operating leases to finance the purchase and placement of slot machines. Slot rent expense decreased substantially in 2004 due to the expiration of slot leases during the current fiscal year. As of December 31, 2004, substantially all of our slot leases have expired or been terminated. We expect slot rent expense to cease in 2005 due to the expiration of our remaining leases.
Research and development expense. Our R&D spending continues to increase as we focus on developing game content for licensing to third parties and the further development of our casino management systems products through CasinoLink Enterprise. During 2004, research and development expensed increased by 18.3% compared to the same period in 2003. We expect R&D to increase as a percentage of revenue during fiscal 2005 as part of this change in our business model. In August of 2004, we established a partnership with a major manufacturer and distributor of slot hardware to license segments of our extensive patent portfolio of technology and to develop video slot games based on our content. R&D expense increased 21.5% in 2003 versus 2002 due to the expanded development activities discussed above.
Depreciation and amortization. Depreciation and amortization decreased 37.8% in 2004 compared to 2003. During 2003, we had determined that the useful lives of our existing slot machines should be accelerated as these assets were expected to be replaced. As of September 2004, we had not replaced these slot machines and have subsequently invested in refurbishment hardware for these devices. As such, the useful lives of these machines have been extended consistent with industry standards.
For 2003, depreciation as a total was consistent with the prior year. The acceleration of slot depreciation was offset by lower depreciation on asset groups that had been written down at the end of 2002. In 2002, we conducted an impairment review of certain long-lived assets and reduced the carrying value of certain assets that were not recoverable through future cash flows.
Other expense / asset write-down. Other expenses and asset write downs for 2004 includes approximately $0.6 million of employee severance costs associated with the separation of our former CFO and other staff. In 2003, other expense / asset write down consisted primarily of: a write-down of assets that no longer generated sufficient cash flow to support their carrying value; severance and other costs associated with reductions in service, international and management personnel and the closing of the manufacturing facility at our European subsidiary; and separation and post-employment agreement costs for certain officers and directors.
Interest expense. Interest expense decreased $4.6 million during 2004 due to the retirement of $40.0 million of Senior Secured Notes in late 2003, resulting in an interest expense reduction of $4.6 million. The October 2003 retirement also reduced the interest expense in 2003 by approximately $1.4 million.
Other income. Other income consists primarily of interest income earned on our cash deposits. Other income increased in 2004 compared to 2003 due to a larger accumulation of cash and cash equivalents during the year.
Income taxes. In 2004, the income tax benefits recorded in the statement of operations relate primarily to losses generated by our foreign operations. In 2003 and 2002, the income tax benefits recorded in the statements of operations relate primarily to foreign tax credits and state income tax adjustments. We did not recognize a tax benefit related to its losses from domestic operations in 2003 or 2002 as this benefit was fully reserved.
Loss from discontinued operations. During the year ended December 31, 2002, we recorded losses from discontinued operations, net of income tax benefits calculated at a 34% tax rate, of approximately $2.0 million compared to a loss of $1.6 million during the year ended December 31, 2001. The losses relate to our exterior sign operation, which was sold effective October 31, 2002. The decision to sell this operation was made in August 2002.

Earnings/(loss) per share. The basic and diluted earnings per share for the year ended December 31, 2004 was $0.01 on 21.9 million basic and 22.4 million diluted average common shares outstanding. Both basic and diluted loss per share for the year ended December 31, 2003 were $2.33 on basic and diluted weighted average common shares outstanding of approximately 14.7 million. Both basic and diluted loss per share for the year ended December 31, 2002 were $2.95 on basic and diluted weighted average common shares outstanding of approximately 12.8 million. Dilutive stock options in 2003 and 2002 have not been included in the computations of diluted net loss per share as their effect would be anti-dilutive.
Liquidity and Capital Resources
For the six months ended June 30, 2005, our working capital increased to $31.5 million compared to $19.2 million at December 31, 2004. This working capital increase was due principally to increases in our cash on hand from the sale of the interior sign division in May 2005 and increases in our current assets due to prepayments for development and advances to VirtGame under the working capital facility. Our current liabilities also decreased in June 2005 compared to December 2004, due to improvements in our accounts payable aging and due to the payment of accrued interest in the second quarter of 2005. For 2004, we incurred a net income of approximately $0.3 million. Net cash and cash equivalents at December 31, 2004 were $12.3 million, an increase of approximately $3.6 million from $8.7 million at December 31, 2003. Working capital increased from $13.1 million at December 31, 2003 to $19.2 million at December 31, 2004. The working capital increase of approximately $6.1 million was due principally to increases in cash and cash equivalents of approximately $3.6 million, accounts and contract sales receivable of approximately $4.8 million, inventories of approximately $4.0 million and prepaid expenses of approximately $0.1 million. The increase was partially offset by the increase in trade accounts payable of approximately $3.7 million, accrued liabilities of approximately $1.3 million and other deferred revenues and license fees of approximately $1.8 million.
Cash used in operating activities was approximately $16.0 million for the six months ended June 30, 2005. The significant components that contributed to this amount include increases in prepaid development costs, advances to VirtGame under our working capital facility, improvements to our trade accounts payable aging and the payment of our semi-annual interest in April 2005. Cash provided by operating activities was approximately $8.7 million in 2004. The significant items affecting this amount were a net income of approximately $0.3 million, non-cash charges of $8.9 million for depreciation and amortization and $1.6 million for amortization of debt discount and issue costs. Significant changes in operating assets and liabilities also affecting cash provided by operating activities were net increases in accounts payable and other current liabilities, partially offset by increases in accounts and notes receivable, inventories and other expenses.
Cash provided by investing activities of approximately $6.6 million during the six months ended June 30, 2005 included the sale of our interior sign division, which generated net cash proceeds of approximately $11.1 million. This amount was offset by capital expenditures of $0.7 million and investments in intellectual property of $3.5 million, including our investment in a master global license from Magellan. Cash used in investing activities in 2004 consisted primarily of $0.8 million for purchases of property and equipment and $5.1 million for purchases of inventory leased to others.
Cash provided by financing activities was $9.1 million in the first half of 2005. These positive cash inflows were principally the result of proceeds from the exercise of our stock options and warrants. Cash provided in financing activities was approximately $0.9 million during 2004, primarily as a result of proceeds of approximately $2.3 million from the issuance of common stock and warrants offset by principal payments on long-term debt, capital leases and deferred license fees and the purchase of treasury stock of approximately $1.4 million. We intend to retire our Senior Secured Notes during 2005 through the use of cash, issuance of equity or a combination of both.
During the second quarter of 2005, our credit facility was assumed by CapitalSource Finance LLC, or CapSource. The credit facility has been extended through September 30, 2005. We are in the process of amending and restating the credit facility for a new three-year term.

The following table summarizes our contractual obligations for long-term debt, capital leases, interest expense, operating leases, license fees and employment agreements as of June 30, 2005:

		Less
		Than	1 - 3	4 - 5	After
	Total	1 Year	Years	Years	5 Years

	(amounts in thousands)
Contractual Obligations
Long-term debt	$65,361	$312	$49	$65,000	$–
Capital lease obligations	13	13	–	–	–
Interest expense	25,416	7,657	15,222	2,537	–
Operating leases	6,939	1,661	2,543	2,054	681
License / Development	3,337	1,125	884	642	686
Employment agreements	577	573	4	–	–

Total	$101,643	$11,341	$18,702	$70,233	$1,367

The table above includes accretion of debt discount of $1.6 million for the periods shown.
Employment Agreements
We have entered into employment contracts, with our corporate officers and certain other key employees. Significant contract provisions include minimum annual base salaries, healthcare benefits, life insurance benefits, bonus compensation if performance measures are achieved, changes in control, grants of restricted stock, incentive stock options, severance and non-compete provisions. These contracts are primarily “at will” employment agreements, under which we or the employee may terminate employment. If we terminate any of these employees without cause, then we are obligated to pay the employee severance benefits as specified in their individual contract.
Commitments and Contingencies
In June 2005, we signed an agreement to terminate a lease (and related sublease) of a building located in Las Vegas. As a result of the termination, we were released of all future lease payments over the remaining term of the lease, the total of which was $5 million. We were also released of the requirement to maintain in escrow a $1.1 million letter of credit securing future rent payments.
Purchase Commitments
From time to time, we enter into commitments with our vendors to purchase inventory at fixed prices or in guaranteed quantities. These commitments are not material. From time to time we also enter into certain intellectual property license arrangements that require upfront payments upon signing and/or additional payments upon our election to renew the licenses. These upfront and/or renewal payments are not material. In addition, we may choose to negotiate and renew licenses upon their normal expiration. No assurances can be given as to the terms of such renewals, if any.
In August 2004, we signed a license and development agreement with IGT, to license segments of its patent portfolio of technology and to develop video slot games based on our content. The new games are to be developed on IGT’s game platform and distributed by us. Pursuant to this agreement, IGT also licensed aspects of its intellectual property to us for its games as well as for certain joint development. Under this agreement, we are committed to purchase from IGT a minimum of 600 slot machines with our game content ported on them over the life of the agreement.

Off-Balance Sheet Arrangements
We do not have any material off-balance sheet arrangements with unconsolidated entities or other persons.
Capital Expenditures and Other
During the six months ended June 30, 2005, we spent approximately $0.7 million for purchases of property and equipment. We expect our capital spending levels to increase slightly in the second half of 2005 from investments in equipment and systems for our operations. During 2004, we spent approximately $0.8 million for purchases of property and equipment and $5.1 million for purchases of inventory leased to others. We expect to spend less for capital expenditures in 2005 than the amount spent in 2004.
We are a party to post-employment agreements entered into in August 2002 with our former CEO and CFO to provide cash payments of approximately $2.8 million and $0.8 million respectively. The agreements require payments subsequent to December 31, 2002 of approximately $2.0 million plus medical costs through August 2006. In March 2003, we reached an agreement with our former CEO whereby he resigned from our board of directors and specifically as chairman of the board. In March 2003, we paid our former CEO all outstanding future payments totaling approximately $1.4 million and agreed to pay certain legal costs incurred by the former CEO in the approximate amount of $0.5 million.
Share Repurchase Plan
On August 13, 2002, our Board of Directors authorized the purchase of up to $2.0 million of our common stock. The purchases will be made from time to time in the open market. The timing and actual number of shares to be purchased will depend on market conditions. During the second quarter of 2005, we repurchased approximately 37,000 shares to satisfy tax obligations incurred by certain executives pursuant to our restricted share program. Through June 30, 2005, we purchased approximately 254,000 treasury shares at a cost of $1.3 million.

Business
Overview
We develop, acquire and distribute leading table and slot game content as well as software products to meet the needs of casino operators worldwide. Our products include the following:

•	Table and Slot Games. We develop, acquire, license and distribute proprietary branded and non-branded table and slot games. Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience, and generate greater revenues for customers than other games available in the market. Our table game products include Caribbean Stud and Texas Hold’em Bonus Poker. Our slot game content library includes licensed branded game offerings based upon the popular Ripley’s Believe It or Not!, Clue, Dick Clark Rock, Roll and Remember, Trivial Pursuit, Garfield, and KISS Rock and Roll All Night brands.

•	Management and Progressive Jackpot Software Systems. Under the umbrella of the CasinoLink Enterprise, we also offer a modular, comprehensive and fully integrated suite of software products that enables casinos to track the wagers placed by both table and slot players as well as accurately account for the performance of each table and slot game. Our customers utilize this data to increase the productivity of their marketing programs and enhance the security of each game, which in turn increases their operating efficiency and profitability. With CasinoLink Enterprise, casinos can also implement their own progressive jackpots and bonusing to increase the appeal of games through the opportunity to win larger prizes to provide real-time marketing at each game station.
Recent Developments
In June 2005, to provide our customers with the next generation of RFID, technology in our table systems products by casinos, we entered into a worldwide exclusive license, for the life of the subject patents, with Magellan, a developer of advanced, high-speed, ISO-compliant RFID systems. Through this technology we are now able to offer casinos 13.56-megahertz high-frequency technology that utilizes thin flat antennas which our internal testing indicates is significantly faster than the 125-kilohertz technology we previously offered casinos. We license, on an exclusive basis, Magellan’s rights to its RFID reader, tag and related intellectual property for any gaming applications and also intend to purchase a minority equity stake in Magellan.
In June 2005, we also entered into initial strategic agreements with IGT and Shuffle Master to create a comprehensive ITS. The agreements anticipate utilizing our TableLink software module, which provides RFID bet recognition capability and the ability to interface with IGT’s casino management systems, including TableTouch, and Shuffle Master’s automatic shufflers, IBR, optical card reading shoes and other accessories. IGT will be responsible for the selling and distributing the ITS suite of products and any other products developed under the definitive agreements. Shuffle Master will become our preferred vendor for automatic card shufflers, IBR optical card shoes and other key accessory products. We are working towards definitive agreements relating to the development and sale of the ITS, but can provide no assurances as to when such agreements will be entered into or if such agreements will be entered into at all.
To support what we expect will be an eventual shift from traditional, stand-alone slot games to central server-based and downloadable slot games, we signed a definitive agreement in February 2005 to acquire VirtGame. VirtGame is a provider of open architecture gaming software primarily focused on the delivery of a central-server based slot games and centrally managed sports betting. VirtGame’s stockholder meeting to approve the acquisition is scheduled to be held on September 13, 2005, with regulatory review expected shortly thereafter. During the second quarter of 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to leverage our existing installed base and transition from the existing model to slot games delivered in a central server-based environment.

Industry Overview

Global Gaming Industry — Market Size
In North America, based on estimates provided by Casino City Press, gaming revenues have increased from approximately $43.3 billion in 2001 to $54.1 billion in 2004, representing a 7.7% compound annual growth rate. Such figures include gaming revenues from commercial casinos, Native American casinos and card rooms and exclude gaming revenues from cruise ships, sports books, pari-mutuel wagering, charity bingos and lotteries. We believe the continued growth in the gaming industry will help drive an increase in demand for gaming products. In 2004, there were approximately 49,000 table games and 1,980,000 gaming machines installed worldwide, of which an estimated 25,600 table games and 850,000 gaming machines were installed in North America. Gaming activities are currently legal in 38 states in the United States and 10 provinces and territories in Canada.

Growth of the Gaming Industry
We believe consumer demand in the gaming industry has been and continues to be driven by several trends, including:

•	Rising social acceptability and popularity of gaming as a leisure activity. The gaming industry has grown with the rising popularity and social acceptability of gaming as a leisure activity. According to the American Gaming Association, more than one in five Americans (21%) have developed a more favorable view of casino gaming over the past five to 10 years. We believe the proliferation of poker television programming and poker tournaments has also contributed to the continued increase in consumer spending on gaming.

•	Improvement in the breadth and quality of gaming offerings. Technological advancements have played a critical role in expanding the breadth and improving the quality of gaming offerings. Advanced audio and video capabilities have made slot games more appealing by enabling innovative game content and multi-line, multi-denomination game play, while secondary events, such as progressive jackpots and other bonusing features have increased the overall entertainment value by providing players the chance to win additional prizes. Patron convenience has also been improved with developments in cashless technology and the use of ticketing with bill validators. We believe that effective promotion of patron loyalty programs by gaming operators has caused patrons to increase their number of annual visits and in turn, increase their gaming and non-gaming expenditures. With the potential regulatory approval of central server-based and downloadable technologies, which will allow players to access a number of different games and other features from one machine, we believe there will be additional growth and replacements in the slot machine sector. Similarly, recent technological breakthroughs in table game management, including player, chip and game tracking capabilities that enable casino operators to accurately analyze and reward patrons, have made it possible for table games to have the potential to experience the same innovation and increased player appeal previously seen with slot machines.

•	Legalization of gaming in several U.S. states. Several U.S. states have either legalized or expanded gaming activities within the last year. Under new state legislation, Maine, Oklahoma and Pennsylvania have permitted more than 64,000 slot machines and table card games at 18 facilities. Other states, such as Kentucky, Maryland, Massachusetts, Ohio and Texas, have also recently considered gaming legislation to generate additional tax revenue to address budget deficits.

•	Proliferation of Native American casino gaming. Native American gaming represents the fastest growing segment of the North American gaming industry. Gaming revenues from Native American casinos have increased from $12.7 billion in 2001 to $19.0 billion in 2004, representing a 14.2% compound annual growth rate. Several U.S. states are currently negotiating or re-negotiating compacts with Native American tribes to further expand gaming activities in an attempt to generate tax revenue. As of 2005, there were 581 federally recognized Native American tribes, many of which operate gaming facilities, and 161 Native American tribes who have applied for federal recognition.

•	International expansion. Internationally, we anticipate further growth and expansion in regions such as Macau, Russia, the United Kingdom and the Baltic states. In particular, Macau is expected to become the largest gaming market, by revenue, in the world, and growth is expected to continue under its efforts to redevelop the island of Cotai into a Las Vegas-like gaming and entertainment destination market
Our Products
We develop, acquire and distribute leading table and slot game content as well as software products to meet the needs of casino operators worldwide.

Table and Slot Games
Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience, and generate greater revenues for customers than other games available in the market.
Table Games. We are a leading developer and distributor of proprietary table game content with an installed base of 863 revenue producing games as of June 30, 2005. We have a library of proprietary poker and blackjack derivative table game content that features well-recognized brands, secondary bets and progressive jackpots to enhance player appeal. Our key games include, among others, Caribbean Stud, Texas Hold’em Bonus Poker and Progressive Blackjack. Our unique “Progressive Jackpot” feature for table games lets players set aside separate wagers for a chance to win a single, ever-growing, casino-wide jackpot. This feature allows players to make additional wagers in seeking a random bonus based on parameters determined by the casino operators to induce increased play.
In October 2002, we signed an agreement with Rank Group Gaming, to debut what to our knowledge was the world’s first operational wide area progressive jackpot system for table games. Operating on our CasinoLink Jackpot Station module, the Caribbean Stud Poker wide area progressive operates nearly all of Rank’s 30 casinos in the United Kingdom.
Our Caribbean Stud franchise is one of the most popular proprietary table games in the world. As of June 30, 2005, approximately 675 of our Caribbean Stud tables were in service worldwide. In 2003, we introduced a new table game titled Tropical Stud; a derivative of Caribbean Stud, and we recently introduced Caribbean Stud — Diamond Edition. Through the use of wide area progressive technology, Caribbean Stud — Diamond Edition offers players the opportunity to win a state-wide “progressive” jackpot. We believe the introduction of new variations of Caribbean Stud will help extend the useful life of this franchise and help maintain its installed base.
With the increasing popularity of poker, we recently introduced Texas Hold’em Bonus Poker, a new proprietary table game that is installed in leading casinos such as The Borgata, Caesars Palace Atlantic City, Hilton Atlantic City, Ameristar Casinos Kansas City and Harrah’s Rincon. Texas Hold’em Bonus Poker with its patented side bets, brings a new level of excitement to table game poker rooms and pit areas. Two cards are dealt to each player; two cards to the dealer; and five community cards are dealt face-up in the center for both players and dealers to use in any combination (3, 4 or all of the 5 community cards) to form the highest-ranked poker hand. All wagers (ante, bonus, flop, turn and river) are made by the players before receiving and viewing the cards, each step of the way. An optional bonus jackpot wager (side bet) is based on a player’s starting hand, and allows players to win based on the posted pay table. We have begun to place Texas Hold’em Bonus Poker in certain jurisdictions where approval has been obtained. We expect approval for this game in all major jurisdictions, including Nevada, in 2005. We believe that the similarities between Texas Hold’em Bonus Poker and the real game will help contribute to its success. Based upon the initial success of this game, we believe the Texas Hold’em Bonus Poker franchise will become as popular as the Caribbean Stud franchise. As of July 31, 2005, we had an installed base of approximately 100 Texas Hold’em Bonus Poker games.
Slot Games. Our slot game content library includes branded game offerings based upon the popular Ripley’s Believe It or Not!, Clue, Dick Clark Rock, Roll and Remember, Trivial Pursuit and Garfield

brands. We also continue to offer additional non-branded games such as MoneyTime, Flip It and large oversized video poker and slot machines. As of June 30, 2005, we had 3,820 revenue-producing slot games installed.
In 2003, we shifted our slot game focus to the development and licensing of game content for deployment in our markets through outsourcing partnerships with third party manufacturers and distributors of slot machines. To access leading technology and enhance our operating margins, we have entered into strategic alliances to develop our proprietary game content on our alliance partners’ systems and technology. Accordingly, we receive revenue not only from the existing fixed rental payments or revenue participation from gaming devices that we place in casinos, but also from license fees for game content provided to multiple third parties for use on their game hardware. In these arrangements, our alliance partners typically provide any hardware and/or ongoing maintenance.
During the second quarter of 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to leverage our existing installed base and transition from the existing model to slot games delivered in a central server-based environment.
In 2003, we entered into two joint development agreements with Bally Gaming and Systems, a wholly-owned business unit of Alliance Gaming Corp., to develop both a new wide-area progressive, or WAP, game, as well as a game based upon the internationally popular game Pachinkotm. Under the terms of the agreements, we provide branded game content to run on Bally Gaming’s S6000 platform. The WAP game is incorporated into the Thrillions® linked progressive system. The companies share net profits generated from these games. The agreements also allow both companies to receive certain patent benefits. In addition, we will make certain products and systems sales to Bally as part of a long-term purchasing agreement.
To facilitate the use of our slot game content, we developed a Ticket-in Ticket-out, or TITO, feature to be incorporated into our owned slot games. TITO is an alternative payment method to coin handling on the casino slot floor. Casino operators can program a slot machine to pay a slot payout, or a portion thereof, with a ticket. The ticket can then be reinserted into another TITO slot machine, be exchanged for cash at a cashier’s station or held by the player and used at a later time. We received approval in all major jurisdictions for Ticket-In Ticket-Out in 2004 with the exception of Nevada. We expect to obtain the requisite approvals for Nevada in mid-2005.
In August 2004, we signed a license and development agreement with IGT to license segments of its patent portfolio of technology and to develop video slot games based on our content, for a term continuing until the last to expire of the patents. The new games are to be developed on IGT’s game platform and distributed by us. Pursuant to this agreement, IGT also licensed aspects of its intellectual property to us for its games and, we committed to purchase from IGT a minimum of 600 slot machines carrying our game content on them over the life of the agreement. In June 2005, IGT purchased from us a worldwide license, with the right to grant sublicenses, to certain of the patents subject to the August 2004 agreement. Under this agreement, we are restricted from further licensing these patents. Pursuant to the June 2005 agreement, IGT has the right to convert its worldwide license into a 100% ownership interest with respect to any or all of the subject patents at any time within 18 months of the agreement.
We lease our table and slot games and license content to customers in exchange for recurring revenues consisting of (i) fixed periodic fees, (ii) a percentage of the “net win” of the gaming devices for our more popular titles or (iii) license fees for any proprietary slot game content provided to third parties for use on their game hardware. We also receive one-time license fees for our table and slot game content.

Management and Progressive Jackpot Software Systems
We market our suite of software systems under the CasinoLink Enterprise umbrella. This modular, comprehensive and fully integrated suite of software products centralizes gaming management, including functions such as slots and tables monitoring, reporting and accounting, across all casino properties, improving efficiency, tightening security and surveillance, and lowering costs. CasinoLink Enterprise runs on an easy-to-use Microsoft Windows NT® / 2000 / SQL Server® platform. Due to its modular design, our customers can elect to integrate a combination of features or an individual feature into their casino with minimal disruption and limited compatibility issues. CasinoLink Enterprise consists of the following modules:
Table Management Modules. Our TableLink product brings to the table games sector the benefits of accurate and automated data collection and player tracking previously seen only in the slot machine sector. TableLink is a modular, comprehensive, and fully integrated suite of software products that enables casinos to track player activity, monitor games through chip tracking and bet recognition, and provide real time accounting for table games. The information can be interfaced with the casino’s main database, such as our CasinoLink Slot Management module, and used for rewarding players, building marketing information and enhancing game security. We believe that improved accuracy and player-initiated ratings are very useful to the casino in identifying and directing complimentary benefits to the customer, and ultimately improving customer loyalty. This solution also allows casinos to redirect supervisor time from administrative to customer-relationship tasks.
TableLink is available in the following three tiers:

•	TableLink PT: TableLink PT is the base product upon which the CT and GT product offerings are built. TableLink PT employs magnetic player identification card readers and touch-screen computer displays at each gaming table or at the pit stand. TableLink PT allows dealers to input a player’s time and average bets at the tables for tracking purposes after the player identification card is scanned by the magnetic card reader.

•	TableLink CT: TableLink CT can be utilized in conjunction with TableLink PT for an even more detailed view of table play. With TableLink CT, manual inputs to track wagers are eliminated by utilizing sensors located at each player position at the table that automatically scan RFID casino chips, which are embedded with microchips that transmit encrypted radio frequency signals. The use of RFID casino chips enables casinos to track the amount wagered in real time, detect counterfeit casino chips and minimize cheating. This real-time data enables our customers to increase casino patron loyalty by more accurately assigning player ratings and more effectively directing complimentary benefits. It also enables our customers to detect counterfeit chips and allows them to redirect supervisory time from administration to customer relationship tasks. In addition, TableLink CT can be used in conjunction with our CJS module to integrate a progressive jackpot system with other table games and slot games to stimulate player excitement and improve revenue production. Through our agreement with Magellan, we now offer casinos 13.56-megahertz high-frequency technology that utilizes thin flat antennas that significantly increases the speed of chip recognition over the 125-kilohertz technology used in previous versions of TableLink. Our internal testing indicates that TableLink CT is now capable of reading 100 RFID casino chips in approximately 0.2 seconds. We also believe this technology will support the development of further products suitable for playing card tracking.

•	TableLink GT: TableLink GT incorporates IBR optical shoes that read playing cards as they are dealt and adds yet another level of data analysis which includes recording game results and players’ betting patterns. TableLink GT enables our customers to better understand the skill level of their patrons, minimize dealer mistakes and detect card-counting and other forms of cheating.

As of June 30, 2005, our table management systems were installed in over 40 casinos in North America and Australia, with an installed base of approximately 1,700 tables, of which approximately 20% use RFID technology to track and measure wagers. We believe that the adoption of RFID technology will increase significantly with the implementation of Magellan’s technology.
In June 2005, we also entered into initial strategic agreements with IGT and Shuffle Master to create a comprehensive ITS. The agreements anticipate utilizing our TableLink CT module, complemented by IGT’s table management systems and Shuffle Master’s automatic shufflers, IBR optical card reading shoes and other accessories. IGT will be responsible for the sale and distribution of the ITS and any other products developed under the definitive agreements. Shuffle Master will become our preferred vendor for automatic card shufflers, IBR optical card shoes and other key accessory products. Pursuant to our product development agreement with Shuffle Master and IGT, we agreed not to manufacture or sell intelligent shoe products for a period of three years, although we may sublicense our IBR patents to third parties. We are working towards definitive agreements relating to the development and sale of the ITS, but can provide no assurances as to when such agreements will be entered into or if such agreements will be entered into at all.
Slot Management Modules. Our Slot Management modules incorporate our existing CasinoLink Player Tracking and CasinoLink Slot Management modules.

•	CasinoLink Player Tracking: CasinoLink Player Tracking is composed of micro controller-based printed circuit boards installed within slot machines, as well as card readers, displays and keypads that provide casinos with the ability to track player gaming activity and monitor employee access to slot machines.

•	CasinoLink Slot Management: Our CasinoLink Slot Management module provides casinos with robust, highly scalable applications for accounting and auditing, administration and security and marketing. This module is comprised of firmware that provides access to player activity data gathered by the CasinoLink Player Tracking module as well as TableLink module. This system also provides access to slot machine activity, including security events, revenue, expenses and other financial reporting metrics. This module is well suited to fulfill the requirements of large, geographically dispersed casino operators who require multi-site capability.
The CasinoLink Player Tracking and Slot Management systems are installed throughout the gaming operations of more than 150 gaming facilities worldwide, monitoring approximately 47,900 gaming machines. We believe we hold a significant share of the gaming system market in Canada, with installations in the multi-site, provincial lottery corporations of Alberta, British Columbia, Ontario and Saskatchewan. In the European market we have single-site installations in Finland, Greece and Italy, as well as multi-site installations in Estonia, Lithuania, The Netherlands, The Slovak Republic, Slovenia and Sweden.

Central Server-Based Gaming Modules. We are currently developing a suite of centrally managed server-based gaming modules that include CasinoLink Game Station, CasinoLink Sports Station and CasinoLink Rapid Bet.

•	CasinoLink Game Station: The CasinoLink Game Station module will allow patrons to enjoy a variety of software-based casino games, ranging from slot games to keno, while sitting at the same gaming machine. To enhance profitability, casino operators will be able to select the game mix and denominations across the casino floor on a real time basis.

•	CasinoLink Sports Station and CasinoLink Rapid Bet: The CasinoLink Sports Station and Rapid Bet modules will allow patrons to engage in sports wagering activities directly from a gaming machine, including traditional game outcome wagers, bet-by-event and play wagering, and simulated sports betting.
We believe the utilization of our central server-based gaming modules will allow casino operators to minimize game replacement costs, offer greater convenience to patrons and increase flexibility to reconfigure the gaming machine area. To expedite our central server-based development efforts, we signed a definitive agreement to acquire VirtGame, a gaming software developer primarily focused on central server-based slot games and centrally managed sports betting, in February 2005. VirtGame is a Nevada Gaming Commission licensed provider of innovative sports book software systems and server-based, networked gaming software for regulation gaming applications. VirtGame’s technology platform, VirtGame SPtm, is comprehensive, scalable and customizable, enabling gaming on any hardware platform including PC’s, hand-held devices and mobile phones. We expect to integrate VirtGame’s technologies into our CasinoLink Enterprise architecture to support what we expect will be an eventual shift from traditional, stand-alone slot games to central server-based gaming.
CasinoLink Jackpot Station Module. CJS allows casino operators to bring a multi-site, multi-level bonusing and jackpot system in-house and link both slot machines and table games to one or more progressive jackpots. The CJS system is designed to connect directly to the casino operator’s existing casino management systems and permits them to adjust the jackpot frequencies and levels in response to competitive factors in order to increase repeat visits by patrons.

•	Progressive Jackpot. To create a jackpot, our CJS system monitors play on one or more slot machines or table games and accumulates, in real-time, a predetermined percentage of each bet. This jackpot increases continuously until won by a player and then can be reset automatically to accumulate subsequent jackpots.

•	Bonusing. Bonusing technology enables the design and delivery of bonuses and other promotions directly to players at the point and time of play, right at their favorite game. A bonusing system provides a cash bonus, which can be random or preset separate from the normal payout for a winning combination, and can be structured to award a player just for playing, with no winning reel combination or minimum coin-in required. While bonus amounts are typically lower than the top progressive payout for the game, the frequency is higher, providing a valuable marketing tool for stimulating, extending and increasing the rate of play.
WagerLink Cashless Module. Our WagerLink Cashless module is a cashless gaming product that supports our other system modules. It is currently being developed to offer electronic funds wagering for our CasinoLink and TableLink modules. This module will also be designed to offer cashless wagering for our central server-based gaming modules as well. The end product is expected to offer seamless cashless transactions for each gaming module managed within the CasinoLink Enterprise product suite.

Other Products
Under a licensing agreement with XpertX, Inc., we hold, except in the case of Nevada, the exclusive worldwide distribution rights to the XpertX Keno system. Key features of this Keno system include: player tracking, including player account information, player trip history, play and win amounts and buy-in limits; reporting functions including customized audit and management reports and inter-property progressive capabilities; display functions, including in-room television keno display and advertising options; and built-in diagnostic software and disc mirroring features. TableMAX is a table game in video format, to which we hold the exclusive license to distribute in certain markets. The TableMAX video table enables multiple players to play simulated versions of traditional casino card games.
EndX, based in the United Kingdom, has been a strategic partner since 2002, providing casino management software to complement our CasinoLink Enterprise software. The modules of EndX include cage and cash management, player marketing, table games accounting, and surveillance and alerts monitoring. In conjunction with us, EndX has jointly created a version of TableLink for the international market.
Significant North American multi-site installations have been completed or are in the process of being installed, including 18 sites for the British Columbia Lottery Corporation, 4 sites for Saskatchewan Indian Gaming Authority and 8 sites for the Choctaw Nation in Oklahoma.
EndX currently provides their full suite of casino management software to the three major casino operators in the United Kingdom.
We also supply a number of accessory products that allow our customers to operate a wider variety of progressive games, provide promotional messages, animated and graphic displays, and generate additional statistical and operating information from the slot machines linked to progressive jackpot systems. Available accessories include controllers and displays, as well as devices to boost electrical outputs to a large number of displays, cable and fiber-optic connectors, devices to trigger visual or audio signals when a progressive jackpot is hit, and circuitry for the display of progressive jackpot amounts on the screens of video slot machines. Our proprietary controllers are designed to be compatible with the gaming equipment made by the major slot machine manufacturers. Our controllers are licensed in almost every major gaming jurisdiction. We believe that we have the largest installed base of controllers in the industry.
Growth Strategies
We aim to be the leading developer and supplier of content and technology-based gaming products. To improve productivity and profitability, we focus our resources on developing, marketing and distributing higher growth and higher margin products that generate revenues on a recurring basis. To achieve our objective, we have adopted the following key strategies for growth:

•	Increase focus on commercializing our table management modules. Our table management modules, with state-of-the-art RFID technology licensed through Magellan, brings to the table games sector the benefits of accurate and automated data collection and player tracking previously seen only in the slot games sector. We believe the enhanced performance of chip tracking, coupled with decreasing costs to manufacture RFID-enabled chips, will accelerate the adoption of our table management products across the approximate 49,000 table games worldwide. To increase their marketability, we intend to also market our table management modules as a part of ITS, an end-to-end table management solution that will also include IGT’s casino management system and Shuffle Master’s automatic shufflers, IBR optical card reading shoes and other accessories. As a part of this alliance, IGT will also be responsible for selling and distributing the ITS suite of products.

•	Strengthen our leading proprietary table game franchise. We intend to leverage our Caribbean Stud franchise by continually introducing newer versions of this game to maintain and grow its market share. For example, upon receipt of regulatory approval, we intend to launch Caribbean Stud — Diamond Edition, which incorporates our patented progressive betting feature. Additionally, we believe Texas Hold’em Bonus Poker will be our next significant table game franchise. We anticipate the installed base of this game to grow as it continues to receive regulatory approvals in key jurisdictions in North America, such as Nevada.

•	Market our systems products under the CasinoLink Enterprise umbrella. Although our systems are capable of operating independently of one another, we believe utilizing multiple modules of CasinoLink Enterprise together will enhance the system’s functionality. For example, CJS enables our customers to implement their own multi-site, multi-level progressive jackpot systems in a cost-effective manner. When combined with our table and slot management modules, CJS can create progressive jackpots across the entire casino floor. We intend to highlight such value propositions in marketing the CasinoLink Enterprise products.

•	Complete the development and introduce our central server-based gaming modules. We are currently developing a suite of central server-based gaming modules to support what we expect will be an eventual shift towards central server-based gaming. Upon completion and approval, we will market the Game Station, Sports Station and Rapid Bet modules as part of CasinoLink Enterprise. We intend to acquire VirtGame and utilize its technologies to expedite our central server-based development efforts. To showcase the capabilities of server-based gaming at the Global Gaming Expo in September 2005, we are currently developing approximately 35 slot games for use under the Game Station architecture.

•	Continue expanding our strategic alliances. Our strategic alliances have allowed us to access key intellectual property and technology assets in developing our products. We obtained exclusive rights to next-generation RFID technology through our Magellan license agreement. We also obtained access to leading gaming machine hardware platforms through our alliances with IGT and Bally Gaming. We intend to continue entering into strategic alliances in our efforts to provide leading technology and content products to our customers.

Marketing and Distribution
We maintain facilities to sell and service our products directly to markets throughout the world. In addition to our headquarters and other facilities in Las Vegas, NV, we have regional sales offices in Sparks, NV; Egg Harbor, NJ; Gulfport, MS; Lane Cove, Australia; Tallinn, Estonia; Utrecht, The Netherlands; and Oxford, England. We have third party sales and service distributors in the Caribbean. In addition, we have service centers in Kansas City, MO; Chicago, IL; and Calgary, Canada.
Research and Development
Our research and development department is dedicated to developing fun and exciting table and slot games that enhance player entertainment value and to introducing leading, innovative systems products that increase our customer’s revenue stream and facilitates operating efficiencies. Headed by our recently hired Chief Technology Officer, our R&D staff of 65 employees possesses significant experience in software and content design and development. Our current emphasis is on developing new technologies to expand and improve CasinoLink Enterprise’s functionalities and developing new game content to refresh and grow our installed base of gaming devices.
To expedite the development of new slot games for our Game Station module, we are concurrently creating a game development kit, a suite of software tools designed for third-party game developer partners to quickly expand our content library. To date, we have engaged Global Gaming Group, or G3, as our initial game developer partner. At the Global Gaming Expo in September 2005, we intend to introduce approximately 35 new slot games which were designed specifically for our Game Station module. Ten of these games are also available in a stand-alone slot machine format.
We conduct extensive testing on the products we offer to ensure they meet the key performance and quality standards as required by gaming regulators. In addition, our R&D personnel constantly work with our customers to respond to their needs and to ensure compatibility with other products currently available in the market. Moreover, we closely monitor the evolving standards in the gaming industry so that we are able to respond and address new technologies as they emerge.
We believe our intellectual property rights, patents, trademarks and copyrights are significant assets. In particular, we own or have license rights to over 40 patents in the area of RFID technology and related table games system management. This portfolio took over five years to develop and is expected to be a main focus of our R&D resources in 2005 and beyond, and is expected to continue to evolve as we look towards the next generation of RFID technology’s use within table gaming systems management. In addition, to internally developed and acquired emerging gaming technologies, we also rely on strategic partnerships to obtain access to leading intellectual property. For example, our joint development agreements with IGT and Bally Gaming provide us with access to technologies related to leading gaming hardware platform.
We intend to vigorously protect our investment in our research and development efforts and unique, distinctive features of our products and services by maintaining our intellectual property rights. We cannot ensure that intellectual property rights will not be infringed. Additionally, we cannot be sure that our pending applications for additional intellectual property rights will be granted.
Employees
As of August 22, 2005, we had approximately 285 employees worldwide, of whom approximately 60 were in sales and marketing, 86 were in installation and service, 65 were in research and development, 23 were in manufacturing and 51 were in administration. None of our employees are covered by a collective bargaining agreement. We believe that we enjoy good relations with our employee work force.
Legal Proceedings
We are involved in routine litigation, including bankruptcies of debtors, collection efforts, disputes with former employees and other matters in the ordinary course of our business operations. We know of no matter, pending or threatened that we believe will or might have a material adverse impact on our business or operations. For more information on certain our pending litigation matters, see the section entitled “Legal Proceedings” in our Form 10-K for the year ended December 31, 2004.
Competition
The markets for our products are highly competitive. We compete with a number of developers and manufacturers of table and slot game and casino management systems. Some of these competitors are larger and have greater access to capital resources than we do. Our future performance may be affected by numerous factors, including:

•	the continued popularity of our existing products and our ability to develop and introduce new products that gain market acceptance and satisfy consumer preferences;

•	our ability to maintain existing regulatory approvals and obtain future approvals in order to conduct our business; and

•	our ability to protect, maintain and enforce our existing intellectual property rights and to adequately secure and enforce such rights for new products.
Substantially all of our products require regulatory approval. We believe that the amount of time and money consumed in the course of obtaining licenses in new jurisdictions and new product approvals in multiple jurisdictions constitute significant obstacles to entry or expansion by new competitors. In addition to regulatory constraints, our intellectual property rights to patents and trademarks help protect our products. We actively seek patent and trademark protection and vigorously enforce our intellectual property rights.

Table and Slot Games Competition
Table Games. In the area of proprietary table games, we are a leading designer and distributor of progressive jackpot table games, and we believe our patents significantly limit the ability of competitors to offer table games with progressive or electronically enhanced side-bet features. The only significant competitor in proprietary table games is Shuffle Master, which markets the Let It Ride®, Three Card Poker®, Fortune Pai Gow Poker® and Royal Match 21tm. We also compete against non-proprietary games such as blackjack. Our patented side-bet progressive jackpot feature, which was developed for Caribbean Stud, has been successfully adapted for Progressive Blackjack, and is adaptable for other games, including

Tropical Stud and Texas Hold’em Bonus Poker. Through their deployment, we believe that we can convert industry-standard non-proprietary table games, which are in the public domain, to proprietary games capable of producing for us a recurring revenue stream. We believe that this proprietary feature provides us with a competitive advantage by facilitating our ability to introduce new table games.
Slot Games. The success of many of the recent video-based games and the popularity of many of the themed game introductions are dictating the types of games being developed. The current competitive environment is placing increasing demands on content providers, requiring a strong pipeline of new games and the ability to secure rights to popular brand names and other entertainment-oriented content suitable for adaptation for casino games. Future growth opportunities in the gaming equipment content will result not only from a strong pipeline of well-defined branded games, but also from new product developments and technological advancements.
Our proprietary slot games business faces both direct and indirect competition. Manufacturers that sell standard slot machines to casino operators indirectly compete with us for casino floor space and market share. Manufacturers that offer proprietary games to casino operators on a lease or participation basis compete directly with us. Our new business model of delivering increasingly more game content on third party game hardware will allow us to gain entry into various markets and market segments in which we were previously either not present or underrepresented. Direct competitors typically offer specialty, niche or novelty games. In some cases they offer casino customers the right to purchase specialty games at premium prices or at a lower price with ongoing license fees. Our major competitors include AC Coin & Slot Company, Alliance Gaming, Aristocrat Leisure Ltd., the Atronic Group, International Game Technology, Konami Gaming Corporation, Multimedia Games, Inc. and WMS Industries.

Casino Management Systems Competition
Our CasinoLink Enterprise competes against systems from Alliance Gaming, Aristocrat, International Game Technology and Monaco Information Systems Group. This market is highly competitive. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider’s success in selling its system. Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. We have been successful primarily with customers in foreign jurisdictions that desire to monitor geographically dispersed casinos from a centralized control facility.
We believe that our products and patents serve as a significant barrier to entry for potential competitors. Our entry level TableLink PT version competes with products marketed by Alliance Gaming and Bravo. To our knowledge Chipco International is also developing a competing product. We believe that our components for progressive jackpot systems enjoy high market share and name recognition in the industry. The primary competitors for our Enterprise Jackpot System components are Aristocrat, Paltronics and IGT. We may in the future face additional competition from other component manufacturers. In the placement of progressive jackpot bonusing systems, we compete with IGT and the major slot machine manufacturers who have developed their own proprietary gaming products that incorporate progressive jackpot bonusing systems into their games.
Government Regulation

Overview
We are subject to regulation by governmental authorities in most jurisdictions in which our products are sold or used by persons or entities licensed to conduct gaming activities. Gaming regulatory requirements vary from jurisdiction to jurisdiction, and obtaining licenses, findings of suitability, registrations and/or other required approvals with respect to us, our personnel and our products are time-consuming and expensive. References in this “Government Regulation” section to “Progressive,” “we,” “us” and “our” are to Mikohn Gaming Corporation d/b/a Progressive Gaming International Corporation only, and not to its subsidiaries.

Generally, gaming regulatory authorities have broad discretionary powers and may deny applications for or revoke approvals on any basis they deem reasonable. Despite our experience, we may be unable to obtain or maintain necessary gaming regulatory approvals for us, our products or our personnel.
We, either directly or through our subsidiaries, have approvals that enable us to conduct our business in numerous jurisdictions, subject in each case to the conditions of the particular approvals. These conditions may include limitations as to the type of game or product we may sell or lease, as well as limitations on the type of facility (such as riverboats) and the territory within which we may operate (such as tribal nations). Jurisdictions in which we (together with our subsidiaries, and specific personnel where required) have authorizations with respect to some or all of our products and activities include Nevada, South Dakota, Mississippi, Iowa, Missouri, Oregon, Louisiana, Colorado, Illinois, Washington, Arizona, Connecticut, Montana, New Jersey, North Carolina, North Dakota, New Mexico, Kansas, Minnesota, Indiana, Michigan, New York, Wisconsin, California; the Canadian provinces of Alberta, Manitoba, Nova Scotia, Quebec, Saskatchewan, British Columbia and Ontario; the Australian states of New South Wales, Victoria, Queensland, Western Australia and Tasmania; the Australian territories of Northern Territory and Australia Capital Territory; New Zealand; Mpumalanga and Gauteng in South Africa; and Greece.
Certain Native American tribes throughout the United States that have compacts with the states in which their tribal dominions are located, operate or propose to operate casinos, and these tribes may require suppliers of gaming and gaming-related equipment to obtain authorizations. We have worked and will continue to work with these tribes to obtain the necessary authorizations.
During 2003 and 2004, we cooperated with certain state gaming authorities with respect to the required relicensing of our company in certain jurisdictions, as well as the licensing of our Chief Executive Officer, Chief Financial Officer and related financial controls, policies and procedures. We have concluded this process and the results did not have a material adverse effect on us. We continue to cooperate with all gaming regulatory agencies as necessary and applicable to maintain good standing in all jurisdictions in which we hold a license.

Gaming Devices and Equipment
We sell or lease products which are considered to be “gaming devices” and/or “gaming equipment” in jurisdictions in which gaming has been legalized. Although regulations vary among jurisdictions, each jurisdiction requires various licenses, findings of suitability, registrations, approvals or permits to be held by companies and their key personnel in connection with the manufacture and distribution of gaming devices and equipment.

Associated Equipment
Some of our products fall within the general classification of “associated equipment.” “Associated equipment” is equipment that is not classified as a “gaming device,” but which has an integral relationship to the conduct of licensed gaming. Regulatory authorities in some jurisdictions have discretion to require manufacturers and distributors to meet licensing or suitability requirements prior to or concurrently with the use of associated equipment. In other jurisdictions, the regulatory authorities must approve associated equipment in advance of its use at licensed locations. We have obtained approval for our associated equipment in each jurisdiction that requires such approval and in which our products that are classified as associated equipment are sold or used.

Regulation of Stockholders
In most jurisdictions, any beneficial owner of our voting securities or other securities may, at the discretion of the gaming regulatory authorities, be required to file an application for a license, finding of suitability or other approval, and in the process subject himself or herself to an investigation by those authorities. The gaming laws and regulations of most jurisdictions require beneficial owners of more than 5% of our outstanding voting securities to file certain reports, and may require our directors and executive officers to undergo investigation for licensing and/or findings of suitability.

Regulation and Licensing — Nevada
Gaming. The manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, the manufacturing and distribution of associated equipment for use in Nevada, and the operation of slot machine routes and inter-casino linked systems in Nevada are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder and (ii) various local ordinances and regulations. These activities are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and various local, city and county regulatory agencies, collectively referred to as the Nevada Gaming Authorities.
The laws, regulations and supervisory practices of the Nevada Gaming Authorities are based upon declarations of public policy with the following objectives:

•	preventing any involvement, direct or indirect, of any unsavory or unsuitable persons in gaming or the manufacture or distribution of gaming devices at any time or in any capacity;

•	strictly regulating all persons, locations, practices and activities related to the operation of licensed gaming establishments and the manufacturing or distribution of gaming devices and equipment;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees (including requirements covering minimum procedures for internal fiscal controls and safeguarding assets and revenues, reliable recordkeeping and periodic reports to be filed with the Nevada Gaming Authorities);

•	preventing cheating and fraudulent practices; and

•	providing and monitoring sources of state and local revenue based on taxation and licensing fees.
Changes in such laws, regulations and procedures, depending upon their nature, could have an adverse effect on our operations.
We are registered by the Nevada Gaming Commission as a publicly traded corporation, or a Registered Corporation, and have been found to be suitable to own the stock of Mikohn Nevada, which is licensed as a manufacturer and distributor of gaming devices, and as an operator of a slot machine route. We and Mikohn Nevada have obtained from the Nevada Gaming Authorities the various authorizations they require to engage in Nevada in manufacturing, distribution, slot route operations and inter-casino linked system activities consisting of slot machines. The regulatory requirements set forth below apply to us as a Registered Corporation and to Mikohn Nevada as a manufacturer, distributor and operator of a slot machine route.
All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers and distributed and sold by licensed distributors. The Nevada Gaming Commission must approve all gaming devices manufactured for use or play in Nevada before distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Nevada State Gaming Control Board, a field trial and a determination that the gaming device meets strict technical standards set forth in the regulations of the Nevada Gaming Commission. The Chairman of the Nevada State Gaming Control Board must administratively approve associated equipment before it is distributed for use in Nevada.
As a Registered Corporation, we are periodically required to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information the Nevada Gaming Commission may require. No person may become a stockholder of or receive any percentage of profits from Mikohn Nevada without first obtaining authorizations from the Nevada Gaming Authorities.
The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with us or Mikohn Nevada in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Mikohn Nevada are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of Mikohn Nevada may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing. Both require submission of detailed personal and financial information, which is followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have the power to disapprove a change in corporate position.
If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or Mikohn Nevada, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us or Mikohn Nevada to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.
Progressive and Mikohn Nevada are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Mikohn Nevada also are required to be reported to or approved by the Nevada Gaming Commission.
Should Mikohn Nevada be found to have violated the Nevada Gaming Control Act, the licenses it holds could be limited, conditioned, suspended or revoked. In addition, Mikohn Nevada, Progressive and the persons involved could be required to pay substantial fines, at the discretion of the Nevada Gaming Commission, for each separate violation of the Nevada Gaming Control Act. Limitation, conditioning or suspension of any license held by Mikohn Nevada could (and revocation of any license would) materially adversely affect our manufacturing, distribution and slot operations.
Regulation of Security Holders. Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.
The Nevada Gaming Control Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation’s voting securities to report the acquisition to the Nevada Gaming Commission. It also requires beneficial owners of more than 10% of a Registered Corporation’s voting securities to apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails a written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 15%, of the Registered Corporation’s voting securities may apply to the Nevada Gaming Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances hold up to 19% of a Registered Corporation’s voting securities for a limited period of time and maintain the waiver.
An institutional investor is deemed to hold voting securities for investment purposes if the voting securities were acquired and are held in the ordinary course of its business as an institutional investor and were not acquired and are not held for the purpose of causing, directly or indirectly: (i) the election of a majority of the members of the board of directors of the Registered Corporation; (ii) any change in the Registered

Corporation’s corporate charter, bylaws, management, policies or operations or those of any of its gaming affiliates or (iii) any other action that the Nevada Gaming Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations and (iii) other activities the Nevada Gaming Commission may determine to be consistent with investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.
Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada State Gaming Control Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder of a Registered Corporation found unsuitable and who holds, directly or indirectly, any beneficial ownership in the voting securities beyond such period of time as the Nevada Gaming Commission may specify for filing any required application may be guilty of a criminal offense. Moreover, the Registered Corporation will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Registered Corporation, it: (i) pays that person any dividend on its voting securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities ownership; (iii) pays remuneration in any form to that person for services rendered or otherwise or (iv) fails to pursue all lawful efforts (including, if necessary, the immediate purchase of said voting securities for cash at fair market value) to require such unsuitable person to completely divest all voting securities held.
The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Gaming Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, it may sanction the Registered Corporation, which sanctions may include the loss of its approvals if, without the prior approval of the Nevada Gaming Commission: it (i) pays to the unsuitable person any dividend, interest, or other distribution; (ii) recognizes any voting right of such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.
Progressive and Mikohn Nevada are required to maintain current stock ledgers in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record owner may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record owner unsuitable.
We are also required to render maximum assistance in determining the identity of the beneficial owners of our securities. The Nevada Gaming Commission has the power to require us to imprint our stock certificates with a legend stating that the securities are subject to the Nevada Gaming Control Act. To date, the Nevada Gaming Commission has not imposed such requirement on us.
We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or proceeds are to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merit of the offered securities, and any representation to the contrary is unlawful.

Any offer by us to sell the common stock addressed in this registration statement will require the review of, and prior approval by, the Nevada Gaming Commission. We have filed an application for prior approval, referred to as the Shelf Approval, by the Nevada Gaming Commission to make public offerings for a period of two years, subject to certain conditions, which would cover registered common stock issued after the date of the Shelf Approval. If granted, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed at the end of the two-year approval period. The Shelf Approval will apply to any affiliated company that is wholly owned by us, which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval will not constitute a finding, recommendation or approval by the Nevada Gaming Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.
Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct, by which anyone obtains control, may not lawfully occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control of a Registered Corporation must meet the strict standards established by the Nevada State Gaming Control Board and the Nevada Gaming Commission prior to assuming control of a Registered Corporation. The Nevada Gaming Commission also may require persons who intend to become controlling stockholders, officers or directors, and other persons who expect to have a material relationship or involvement with the acquired company, to be investigated and licensed as part of the approval process.
The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to minimize the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Gaming Commission before the Registered Corporation can make exceptional repurchases of voting securities above market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation’s board of directors in response to a tender offer made directly to the Registered Corporation’s stockholders for the purpose of acquiring control of the Registered Corporation.
License fees and taxes, computed in various ways depending on the type of gaming or activity involved, must be paid to the State of Nevada and to the counties and cities in which gaming operations are conducted. These fees and taxes, depending upon their nature, are payable monthly, quarterly or annually and are based upon either a percentage of the gross revenues received or the number of gaming devices operated. Annual fees are also payable to the State of Nevada for renewal of licenses as an operator of a slot machine route, manufacturer and/or distributor.
Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with any such persons, collectively, “Licensees”, and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada State Gaming Control Board of his or her participation outside of Nevada. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Gaming Control Act. Licensees also are subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the non-Nevada gaming operations, fail to conduct the foreign gaming operations in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the non-Nevada operations who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

Other Jurisdictions
All other jurisdictions that have legalized gaming require various licenses, registrations, findings of suitability, permits and approvals for manufacturers and distributors of gaming devices and equipment as well as licensure provisions related to changes in control. In general, such requirements involve restrictions similar to those of Nevada.

Federal Regulation
The Federal Gambling Devices Act of 1962, or the Federal Act, makes it unlawful, in general, for a person to manufacture, transport, or receive gaming machines, gaming machine type devices, and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. We have registered and must renew our registration annually. In addition, the Federal Act imposes various record keeping and equipment identification requirements. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties.

Application of Future or Additional Regulatory Requirements
In the future, we intend to seek the necessary registrations, licenses, approvals and findings of suitability for us, our products and our personnel in other jurisdictions throughout the world where significant sales of our products are expected to be made. However, we may be unable to obtain these registrations, licenses, approvals or findings of suitability, which if obtained may be revoked, suspended or unsuitably conditioned. In addition, we may be unable to timely obtain, or to obtain at all, the necessary approvals for our future products as they are developed, even in those jurisdictions in which we are certain of our existing products have been licensed or approved. If a registration, license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products for use in that jurisdiction or may be required to sell our products through other licensed entities at a reduced profit.

Management
Executive Officers and Directors
The following table sets forth the names and ages of our executive officers and directors as of June 30, 2005:

Name	Age	Position

Russel H. McMeekin	40	President, Chief Executive Officer and Director
Michael A. Sicuro	47	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Robert J. Parente	44	Executive Vice President, Sales and Marketing
Michael F. Dreitzer	34	Executive Vice President and General Counsel
Thomas Galanty	40	Executive Vice President and Chief Technology Officer
Neil Crossan	37	Executive Vice President, International Division
Heather A. Rollo	32	Vice President, Finance and Chief Accounting Officer
Peter G. Boynton(2)(3)	62	Chairman of the Board and Director
Terrance W. Oliver(1)	56	Director
Rick L. Smith(1)(3)(4)	54	Director
Douglas M. Todoroff(1)(2)(4)	58	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Mergers and Acquisition Committee.
Russel H. McMeekin joined Progressive in August 2002 as president and chief executive officer, and was appointed as a director in July 2004. From 2001 through the time he joined Progressive, he served as chief executive officer and president of ViaFone, Inc., a private venture funded wireless enterprise software company. From 1992 to 2001, Mr. McMeekin worked at Honeywell International in various capacities including president of e-business and president and general manager of Honeywell’s Hi-Spec Solutions business unit. From 1989 to 1992, he served as director of international business operations for SACDA, Inc., a process simulation software company.
Michael A. Sicuro joined Progressive in January 2004 as executive vice president, chief financial officer, secretary and treasurer. From January 2001 to November 2003, he served as senior vice president, chief financial officer, secretary and treasurer of Lightspan, Inc., a provider of curriculum-based educational software and online products and services, and served as a consultant to the successor organization of Lightspan from November 2003 to January 2004. Previously, he was the chief executive officer and chief financial officer for MediaDNA from May 2000 to September 2000. From June 1996 to May 2000, he was the managing director and chief financial officer of ITLA Capital. From 1994 to 1996 Mr. Sicuro served as the vice president and chief financial officer of Blue Cross of California and Controller of WellPoint Health Networks. Mr. Sicuro also served as the senior vice president and chief financial officer of U.S. Bancorp Mortgage from 1993 to 1994. Previously, he was employed by Western Federal Savings and Loan Association as senior vice president and controller and was the Deputy Controller for First Interstate Bancorp. He was an audit manager with Deloitte and Touche LLP and is a certified public accountant in California and Oregon. Mr. Sicuro holds a Bachelor’s degree in Business Administration from Kent State University.
Robert J. Parente has served as an executive officer of Progressive since July 1996, as vice president — North American sales from March 1999 to August 2002, vice president — general manager worldwide from August 2002 to December 2003 and executive vice president, sales and marketing from January 2004 to present. Prior to his employment with us, he was an executive with three California high-tech companies, which were extensively involved in embedded and game development systems. He served in 1996 as the president of Infusion Technology, Inc., held the position of vice president/general manager for

EXP Computer, Inc. from 1991 to 1995 and served as director of sales and marketing for ZAX Corporation from 1986 to 1991. He served from 1984 to 1986 as the regional applications engineer and district sales manager for Computer Automation in Natick, Massachusetts and from 1983 to 1984 was employed as an electrical design engineer for GTE Corporation in Needham Heights, Massachusetts.
Michael F. Dreitzer has served as an executive officer of Progressive since November 2002, as vice president of business development and compliance from November 2002 until November 2003 and as executive vice president and general counsel from November 2003 to present. Mr. Dreitzer had been serving as our acting General Counsel since March 2003. From 1999 to 2003, he served as our associate general counsel and chief compliance officer. From 1996 to 1999, Mr. Dreitzer worked as a deputy attorney general for the state of Nevada, assigned first to the human resources division and subsequently to the gaming division. He is admitted to practice law in Nevada and Maryland.
Thomas Galanty joined Progressive in June 2005 as executive vice president and chief technology officer. From 2002 through the time he joined Progressive, he was the co-owner and chief executive officer of PlantCentric, Inc., a consulting services organization. From 2001 through 2002, Mr. Galanty was employed as practice director for Siebel Systems, Inc., an enterprise software company. From 1988 through 2001, Mr. Galanty worked at Honeywell International in various capacities, including vice president and regional director, primarily in their advanced software and systems division. He also served in Honeywell’s Asia Pacific operations where he established the necessary engineering capabilities through local resources in several countries that resulted in growth in revenue and earnings. Mr. Galanty holds a Bachelor’s degree in Chemical Engineering from State University of New York.
Neil Crossan has been an officer of Progressive since October 2000 when he was appointed Managing Director of the European Office of Progressive. In August 2002, he was appointed VP and GM Systems worldwide and from April 2003 has held the position of vice-president for PGIC International. Mr. Crossan previously held Management positions with Sun International in Southern Africa, from 1990 to mid 1995. From mid 1995 to September 1997 he moved to Greece with Casino Magic, where two International Casinos were opened. Before joining Progressive, from September 1997 until September 2000 Mr. Crossan held a regional sales position with IGT in Europe.
Heather A. Rollo joined Progressive in February 2005 as vice president of finance and chief accounting officer. Prior to joining Progressive, she served in the gaming industry for nine years through her experience in public accounting and employment with a casino operator. From 2004 through 2005, she was employed as a senior audit manager at Ernst & Young LLP. From 2003 through 2004, she served as the Director of Accounting at Ameristar Casinos, Inc. For the period from 1998 through 2003, she served in various audit and consulting roles at Deloitte and Touche LLP and Arthur Andersen. Ms. Rollo has a Bachelor’s degree in Business Administration and a Masters in Accountancy from Southern Utah State University and is a Certified Public Accountant.
Peter G. Boynton has served as a director of Progressive since June 2002. From 1979, Mr. Boynton served in successively more responsible capacities at Caesars Atlantic City and Caesars World, Inc., retiring as chairman and chief executive officer of Caesars World, Inc. in January 2000. He currently serves as chairman of our Board of Directors, having assumed that role in March 2003, a member of the Compensation Committee and the Nominating and Corporate Governance Committee of our Board of Directors.
Terrance W. Oliver has been a director of Progressive since 1988, and served as chairman of our Board of Directors from 1988 to September 1993. Mr. Oliver served in various executive capacities at nine casino properties from 1973 to 1996, when he retired as chief operating officer of Fitzgeralds Gaming Corporation. He currently serves on the board of managers of Peninsula Gaming Partners, LLC, which operates the Diamond Jo Casino in Dubuque, Iowa, and the Evangeline Downs Racino in Opelousas, Louisiana. He also serves as a director of Liquid Salvation, Inc. Mr. Oliver serves as a member of the Audit Committee of our Board of Directors.

Rick L. Smith has served as a director of Progressive since June 2003. Mr. Smith has been an independent financial and executive consultant since October 2000. Mr. Smith has 18 years experience in software companies managing all aspects of operation, finance and administration. Prior to becoming an independent consultant, Mr. Smith was chief operating officer and chief financial officer at Optum, Inc. He was at Optum from February 1998 to September 2000. Prior to this, Mr. Smith served as president of the US subsidiary of Frango, Inc., a Swedish financial application software company. Prior to Frango, Inc. Mr. Smith held the CFO position for Thru-Put Technologies, Openwave Systems (prior to their IPO), Datalogix International, Ross Systems, and Britton-Lee. Mr. Smith also worked three years as an auditor for Arthur Young & Co. from 1982 to 1985. Mr. Smith is the chairman of the Audit Committee of our Board of Directors and a member of the Nominating and Corporate Governance Committee and the Mergers and Acquisitions Committee of our Board of Directors. He is also a director of Citadon, a privately held software company.
Douglas M. Todoroff has served as a director of Progressive since December 1993. He has been president of Mercier Management Company since November 1993, was senior vice president-manager of commercial lending with Bank of America Nevada from 1992 to 1993 and was executive vice president and senior credit officer of its predecessor, Valley Bank of Nevada, from 1981 to 1992. He is chairman of the Compensation Committee and a member of the Audit Committee and the Mergers and Acquisitions Committee of our Board of Directors.

Principal and Selling Stockholders
The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 2005, and as adjusted to reflect the sale of common stock offered in this offering, for 166,422 shares of common stock by selling stockholders, by the following persons:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group;

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

	Number of		Number of
	Shares		Shares	Percentage	Percentage of
	Beneficially	Number of	Beneficially	of Shares	Shares
	Owned	Shares	Owned	Outstanding	Outstanding
	Prior to the	Being	After the	Before the	After the
Name of Beneficial Owner	Offering(1)	Offered	Offering(1)	Offering	Offering

Directors and Executive Officers(2):
Russel H. McMeekin	241,808	–	241,808	*	*
Michael A. Sicuro	74,308	–	74,308	*	*
Robert J. Parente(3)	104,033	104,033	—	*	—
Michael F. Dreitzer	67,389	62,389	5,000	*	*
Thomas Galanty	4,167	–	4,167	*	*
Neil Crossan	42,374	–	42,374	*	*
Heather A. Rollo	9,502	–	9,502	*	*
Peter G. Boynton	18,749	–	18,749	*	*
Terrance W. Oliver	473,666	–	473,666	1.94%	1.58%
Rick L. Smith	10,834	–	10,834	*	*
Douglas M. Todoroff	99,416	–	99,416	*	*
All directors and executive officers as a group (11 persons)(4)	1,146,246	166,422	979,824	4.70%	3.26%

  *      Less than 1%.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Percentages are calculated on the basis of the number of shares outstanding on June 30, 2005 plus the number of shares issuable pursuant to options held by the individual, which are exercisable within 60 days after June 30, 2005.

(2)	The address of each director and executive officer is c/o Progressive Gaming International Corporation 920 Pilot Road, Las Vegas, Nevada 89119.

(3)	As of June 30, 2005, 61,600 shares of common stock were issuable to Mr. Parente pursuant to unvested options.

(4)	Includes shares which certain executive officers, directors and principal stockholders of the Company have the right to acquire within 60 days of June 30, 2005 pursuant to outstanding options, and warrants and shares that vest within 60 days of June 30, 2005 as follows: Mr. McMeekin, 145,208 shares pursuant to outstanding options; Mr. Sicuro, 53,125 shares pursuant to outstanding options; Mr. Parente, 88,400 shares pursuant to outstanding options; Mr. Dreitzer, 50,663 shares pursuant to outstanding options; Mr. Boynton, 18,749 shares pursuant to outstanding options; Mr. Oliver, 104,416 shares pursuant to outstanding options; Mr. Smith, 10,834 shares pursuant to outstanding options; Mr. Todoroff, 99,416 shares pursuant to outstanding options; Mr. Crossan, 42,374 shares pursuant to outstanding options; Ms. Rollo, 9,375 shares pursuant to outstanding options; Mr. Galanty, 4,167 shares pursuant to outstanding options; and all executive officers and directors as a group, 626,727 shares pursuant to outstanding options.

Underwriting
We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. is acting as the representative of the underwriters.
The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
Merriman Curhan Ford & Co.
ThinkEquity Partners LLC

Total	5,666,422

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.
The shares should be ready for delivery on or about                     , 2005 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representative has advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 850,197 additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $          and the total proceeds to us will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.
The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

		Total Without	Total With Full
		Exercise of Over-	Exercise of Over-
	Per Share	Allotment Option	Allotment Option

Progressive	$	$	$
Selling stockholders

Total	$	$	$
We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $          . We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
We, our officers and directors have agreed to a 90-day “lock-up” with respect to our shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. The restrictions will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves of member of their immediate family or by will or intestacy, provided in each case, that the transferee of such shares of other securities agree to be locked-up to the same extent as the person from whom they received the shares.
Notwithstanding the foregoing, if (x) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs; or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, such restrictions imposed in the lock-up agreement will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that such lock-up restriction shall not apply if the research published or distributed is compliant under Rule 139 of the Securities Act and our securities are actively traded as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.
Rules of the Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions — The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids — If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making — Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock.

As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.
Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters
The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Michael Dreitzer, Esq., Executive Vice President and General Counsel of Progressive. Certain legal matters as to United States law will be passed upon for us by Cooley Godward LLP. Certain legal matters as to Nevada law will be passed upon for us by Schreck Brignone. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.
Experts
The financial statements of Progressive appearing in Progressive’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by BDO Seidman LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
Where You Can Find More Information
We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act of 1933 that registers the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, DC 20006.
Important Information Incorporated By Reference
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus or that is incorporated by reference to more recent documents, to the extent that they are inconsistent. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the SEC on May 10, 2005;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005, filed with the SEC on August 9, 2005;

•	our current reports on Form 8-K (other than information furnished rather than filed), filed with the SEC on January 24, 2005, January 31, 2005, February 17, 2005, February 22, 2005, February 23, 2005, March 7, 2005, April 26, 2005, May 5, 2005, May 6, 2005, May 12, 2005, June 17, 2005, June 20, 2005, June 28, 2005, July 29, 2005, August 2, 2005, August 4, 2005 and August 8, 2005;

•	the description of our common stock set forth in our registration statement on Form 8-A, filed under the Securities Exchange Act of 1934 on November 2, 1993, and any amendment or report filed for the purpose of updating that description; and

•	the description of our stockholder rights plan contained in a Registration Statement on Form 8-A filed under the Exchange Act on August 2, 2000, including any amendment or report filed for the purpose of updating such description.
In addition, we incorporate by reference all documents we file with the SEC under Sections 13(a) or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the termination of the offering of the securities made hereby.
Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.
You should rely only on the information contained in this prospectus or on information to which we have referred you. We have not authorized anyone else to provide you with any information.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:
Chief Financial Officer
Mikohn Gaming Corporation
d/b/a Progressive Gaming International Corporation
920 Pilot Road
Las Vegas, Nevada 89119
(702) 896-3890

5,666,422 Shares
Common Stock

PROSPECTUS

                    , 2005
CIBC World Markets

Merriman Curhan Ford & Co.

ThinkEquity Partners LLC

You should rely only on information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give different information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is correct only as of its respective date, regardless of the time of delivery of this prospectus or any sale of these securities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which expenses will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee	$9,500
NASD filing fee	10,000
Printing expenses	40,000
Legal fees and expenses	400,000
Accounting fees and expenses	100,000
Blue sky fees and expenses	10,000
Transfer Agent and Registrar fees	10,000
Miscellaneous	120,500

Total	$700,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
(a) The Company’s Articles of Incorporation provide that no officer or director will be personally liable to the Company or any stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes, or the Corporation Law. If the Corporation Law is amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all directors and officers automatically will be eliminated or limited to the full extent then so permitted. Nevada law provides that, with certain limited exceptions or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in such capacity unless it is proved that his or her act or failure to act constituted a breach of his or her fiduciary duties and involved intentional misconduct, fraud or a knowing violation of law. These provisions in the Articles of Incorporation and the Corporation Law will not eliminate the fiduciary duties of the directors and officers and, in appropriate circumstances, equitable remedies such as injunctive relief or other forms of non-monetary relief will remain available under Nevada law. These provisions also will not affect responsibilities imposed under any other law, such as the federal securities laws or state or federal environmental laws.
(b) The Company Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted under the Corporation Law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties and requires the Company to advance litigation expenses in the case of stockholders derivative actions or other actions, against an undertaking by or on behalf of the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Board of Directors has authorized the purchase by the Company of liability insurance for its officers and directors.
(c) The Company has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’

liability insurance, if available, on terms deemed reasonable by the Board of Directors. These indemnification agreements are separate and independent of the indemnification rights under the Bylaws and are irrevocable.

ITEM 16.	EXHIBITS
See Exhibit Index on page II-5.

ITEM 17.	UNDERTAKINGS
(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on August 31, 2005.

MIKOHN GAMING CORPORATION D/ B/ A
PROGRESSIVE GAMING INTERNATIONAL CORPORATION

By:	/s/ Michael A. Sicuro

Michael A. Sicuro
Executive Vice President, Chief Financial
Officer, Treasurer and Secretary
POWER OF ATTORNEY
We, the undersigned directors and officers of Mikohn Gaming Corporation d/b/a Progressive Gaming International Corporation, do hereby constitute and appoint Russel H. McMeekin and Michael A. Sicuro, or each of them, individually, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Mikohn Gaming Corporation d/b/a Progressive Gaming International Corporation to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date or dates indicated.

Signature	Capacity	Date

/s/ Russel H. McMeekin Russel H. McMeekin	President, Chief Executive Officer and Director (Principal Executive Officer)	August 31, 2005

/s/ Michael A. Sicuro Michael A. Sicuro	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	August 31, 2005

/s/ Heather A. Rollo Heather A. Rollo	Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)	August 31, 2005

/s/ Peter G. Boynton Peter G. Boynton	Chairman of the Board of Directors	August 31, 2005

Signature	Capacity	Date

Terrance W. Oliver	Director

/s/ Rick L. Smith Rick L. Smith	Director	August 31, 2005

Douglas M. Todoroff	Director

EXHIBIT INDEX

Exhibit
No.		Description

1	.1†	Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger and Reorganization, dated as of February 19, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and VirtGame Corp. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on February 23, 2005).
2.2		Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of July 29, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and VirtGame Corp. (incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form S-4/A filed on August 1, 2005).
4.1		Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (No. 33-69076)).
4.2		Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (No. 33-69076)).
4.3		Specimen Certificate of common stock of the Registrant (incorporated by reference to the Registrant’s Registration Statement of Form S-1 (No. 33-69076)).
4.3		Rights Agreement dated as of June 14, 1999 between the Registrant and U.S. Stock Transfer Corporation, as the Rights Agent (incorporated by reference to Exhibit 3 to the Registration Statement on Form 8-A filed on August 2, 2000).
4.4		Certificate of Designation, Rights, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant (incorporated by reference to Exhibit A of Exhibit 3 to the Registration Statement on Form 8-A filed on August 2, 2000).
5	.1*	Opinion of Michael Dreitzer, Esq., executive vice president and general counsel to the Registrant.
23	.1*	Consent of BDO Seidman, LLP.
23	.2*	Consent of Michael A. Dreitzer (included in Exhibit 5.1).
24	.1*	Power of attorney (included on the signature page to this registration statement).

† To be filed by amendment.

*	Filed herewith.